Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

DENALI HOLDING INC.,

DENALI INTERMEDIATE INC.,

DENALI ACQUIROR INC.

and

DELL INC.

Dated as of February 5, 2013

i

ii

Exhibit A - Certificate of Incorporation of Surviving Corporation

Exhibit B - Bylaws of Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of February 5, 2013 (the “Agreement”), by and among Denali Holding Inc., a Delaware corporation (“Parent”), Denali Intermediate Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Intermediate”), Denali Acquiror Inc., a Delaware corporation and a wholly-owned subsidiary of Intermediate (“Merger Sub” and, taken together with Intermediate and Parent, the “Parent Parties”), and Dell Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined elsewhere in this Agreement shall have the meanings set forth in Section 8.15.

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Intermediate, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the General Corporation Law of the State of Delaware, as amended (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a committee of the Company Board consisting only of independent and disinterested directors of the Company (the “Special Committee”), unanimously (other than Michael S. Dell) has (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, the Company’s stockholders (other than the MD Investors), (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, and (iii) resolved to recommend that the Company’s stockholders adopt this Agreement;

WHEREAS, the boards of directors of each of the Parent Parties have, on the terms and subject to the conditions set forth herein, approved and declared advisable this Agreement and the transactions contemplated herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of the Company to enter into this Agreement, certain stockholders of the Company are entering into a Voting and Support Agreement (the “Voting Agreement”) with the Company pursuant to which, among other things, such stockholders have agreed to vote their Shares in favor of the transactions contemplated herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of the Company to enter into this Agreement, the Equity Investors and Michael S. Dell (collectively, the “Guarantors”)

have each executed and delivered a limited guarantee in favor of the Company (collectively, the “Limited Guarantees”), pursuant to which the Guarantors are guaranteeing certain obligations of the Parent Parties in connection with this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Equity Investors have entered into an equity financing commitment letter in favor of Parent (the “Equity Investors Commitment Letter”), pursuant to which, subject to the terms and conditions contained therein, the Equity Investors have committed to invest in Parent the amounts set forth therein;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain of the MD Investors have entered into a rollover and equity financing commitment letter in favor of Parent (the “MD Investors Commitment Letter”), pursuant to which, subject to the terms and conditions contained therein, (i) certain of the MD Investors have committed to transfer, contribute and deliver Shares (the “Rollover Shares”) to Parent in exchange for common stock of Parent and (ii) certain of the MD Investors have committed to invest in Parent the amounts set forth therein;

WHEREAS, concurrently with the execution and delivery of this Agreement, the MSDC Investor has entered into an equity financing commitment letter in favor of Parent (the “MSDC Investor Commitment Letter”), pursuant to which, subject to the terms and conditions contained therein, the MSDC Investor has committed to invest in Parent the amounts set forth therein; and

WHEREAS, the Company and the Parent Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Company and the Parent Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York,

New York at 9:00 a.m. Eastern Time, on a date which shall be the second Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other place, time and date as the Company and Parent may agree in writing; provided that without the prior written consent of Parent, the Closing shall not occur prior to the earlier of (x) a date during the Marketing Period specified by Parent on no fewer than two (2) Business Days’ notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the Parent Parties’ financing of the transactions contemplated by this Agreement) and (y) the final day of the Marketing Period. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company shall cause a certificate of merger (the “Certificate of Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, (a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to be in the form attached hereto as Exhibit A (the “Charter”), until thereafter amended, subject to Section 5.10, as provided therein or by applicable Law and (b) the by-laws of the Surviving Corporation shall be amended and restated, subject to Section 5.10, in their entirety to be in the form attached hereto as Exhibit B (the “Bylaws”), until thereafter amended as provided therein or by applicable Law.

Section 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal, in accordance with the Charter and Bylaws.

Section 1.7 Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified, or their earlier death, incapacitation, retirement, resignation or removal, in accordance with the Charter and Bylaws.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company or the Parent Parties or the holders of any securities of the Company or any other Person:

(a) Conversion of Common Stock. Each Share, other than Excluded Shares, Company Restricted Shares and Dissenting Shares, issued and outstanding immediately prior to the Effective Time shall be converted automatically into the right to receive $13.65 in cash, without interest (the “Merger Consideration”), whereupon all such Shares shall be automatically canceled upon the conversion thereof and shall cease to exist, and the holders of such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration (less any applicable withholding Taxes), upon surrender of Certificates or Book-Entry Shares in accordance with Section 2.2.

(b) Treasury Shares; Parent and Merger Sub-Owned Shares. Each Share that is owned immediately prior to the Effective Time by (i) the Company (whether held in treasury or otherwise) or any direct or indirect wholly-owned Subsidiary of the Company or (ii) any of the Parent Parties, including the Rollover Shares (collectively, the “Excluded Shares”), shall be automatically canceled and shall cease to exist, and (x) except as provided by clause (y), no consideration shall be delivered in exchange for such cancellation and (y) any Excluded Shares that are owned by any direct or indirect wholly-owned Subsidiary of the Company shall be converted into and become such number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Surviving Corporation as necessary (in the aggregate with other such shares owned by such Subsidiary) to maintain such Subsidiary’s same relative ownership percentages in the Company as it had immediately prior to the Effective Time.

(c) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Dissenters’ Rights. Any provision of this Agreement to the contrary notwithstanding, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by holders of such Shares who have (i) not voted in favor of the adoption of this Agreement or consented thereto in writing and (ii) properly exercised appraisal rights with respect thereto in accordance with, and otherwise complied with, Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration pursuant to Section 2.1(a). Holders of Dissenting Shares shall be entitled only to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262, unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares shall thereupon cease to be Dissenting Shares, including for purposes of Section 2.1(a), and shall be deemed to have been converted into, at the Effective Time, the right to receive the Merger Consideration as provided for in Section 2.1(a). At the Effective Time, the Dissenting Shares shall be automatically canceled and shall cease to exist and any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent (x) prompt notice of any demands received by the Company for appraisals of Shares, withdrawals of such demands and any other related instruments served pursuant to the DGCL and received by the Company and (y) the opportunity to participate in and direct all negotiations and proceedings with respect to such notices and demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle any such demands.

Section 2.2 Exchange of Certificates & Book-Entry Shares.

(a) Exchange Fund. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent (and reasonably satisfactory to the Company) to act as a paying agent hereunder (the “Paying Agent”), in trust for the benefit of holders of the Shares, cash in U.S. dollars in an amount equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Shares issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Company Restricted Shares and the Dissenting Shares) (such cash being hereinafter referred to as the “Exchange Fund”), payable upon due surrender of the certificates that, immediately prior to the Effective Time, represented Shares (“Certificates”) (or affidavits of loss in lieu thereof) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article II. In the event any Dissenting Shares cease to be Dissenting Shares, Parent shall deposit, or cause to be deposited, with the Paying Agent in the Exchange Fund, an amount equal to the product of (x) the Merger Consideration multiplied by (y) the number of such formerly Dissenting Shares. In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 2.1, Parent shall, or shall cause Merger Sub or the Surviving Corporation to, promptly deposit additional funds with the Paying Agent in an amount sufficient to make such payments. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Paying Agent as directed by

Parent; provided that (A) any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and (B) no such investment or loss thereon shall affect the amounts payable to the former holders of Shares pursuant to this Article II.

(b) Payment Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Closing Date, the Surviving Corporation shall instruct the Paying Agent to mail to each holder of record of Shares whose Shares were converted into the Merger Consideration pursuant to Section 2.1 (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such customary form and have such other customary provisions as Parent and the Company may mutually agree prior to the Closing, and (B) instructions for use in effecting the surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.

(ii) Upon surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive from the Exchange Fund in exchange therefor an amount in cash equal to the product of (x) the number of Shares represented by such holder’s properly surrendered Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares multiplied by (y) the Merger Consideration (less any applicable withholding Taxes). No interest will be paid or accrued on any amount payable upon due surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment upon due surrender of the Certificate therefor may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer and other applicable Taxes have been paid or are not applicable. The Merger Consideration, paid in full with respect to any Share in accordance with the terms hereof, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Share.

(iii) The Paying Agent, the Company and its Subsidiaries, and the Parent Parties, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (i) shall be remitted by the applicable entity to the appropriate Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, the holder of any such Certificates or Book-Entry Shares shall be given a copy of the letter of transmittal referred to in Section 2.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such holder is entitled pursuant to this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including all interest and the other proceeds of any investments thereof) that remains undistributed to the former holders of Shares for one year after the Effective Time shall be delivered by the Paying Agent to the Surviving Corporation upon the Surviving Corporation’s demand, and any former holders of Shares who have not surrendered their Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in accordance with this Section 2.2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, in each case subject to applicable abandoned property, escheat or similar Law.

(e) No Liability. Anything herein to the contrary notwithstanding, none of the Company, the Parent Parties, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund remaining unclaimed by former holders of Shares as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen or Destroyed Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in form and substance reasonably satisfactory to the Paying Agent and the Surviving Corporation and, if required by the Paying Agent or the Surviving Corporation, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent or the Surviving Corporation, as the case may be, will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares formerly represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration (less any applicable withholding Taxes), without any interest thereon.

Section 2.3 Treatment of Company Options, Company RSU Awards and Company Restricted Shares. In each case, subject to Annex A hereto:

(a) Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company Options with respect to any of such holder’s Company Options, each Company Option, whether vested or unvested and whether with an exercise price per Share that is greater or less than, or equal to, the Merger Consideration, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, become fully vested and be canceled and converted into the right to receive an amount in cash from the Surviving Corporation or one of its Subsidiaries equal to (A) the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Option multiplied by (ii) the total number of Shares subject to such Company Option, without interest, less (B) such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the payment of the amount described in clause (A) (the “Option Consideration”). Unless otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company Options with respect to any of such holder’s Company Options, the Surviving Corporation or one of its Subsidiaries, as applicable, shall pay to each holder of Company Options the Option Consideration, if any, described in the immediately preceding sentence (through the Company’s payroll system or through the Company’s equity award administrator) as soon as administratively practicable following the Effective Time. Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company Options with respect to any of such holder’s Company Options, from and after the Effective Time, there shall be no outstanding Company Options, and the former holders thereof shall be entitled only to the payment of the Option Consideration, if any.

(b) Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company RSU Awards with respect to any of such holder’s

Company RSU Awards, each Company RSU Award, whether vested or unvested (treating for this purpose any performance-based vesting condition to which such Company RSU Award is subject as having been attained at “target” level), that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be canceled and converted into the right to receive from the Surviving Corporation or one of its Subsidiaries an amount in cash equal to the RSU Award Consideration, plus any additional amounts related to dividend equivalents credited with respect to such Company RSU Award prior to the Effective Time, (i) as soon as administratively practicable following the Effective Time, in the case of a Company RSU Award that is vested as of immediately prior to the Effective Time, or (ii) as soon as administratively practicable following such date(s) as such Company RSU Award would have otherwise vested, if and only if such holder remains continuously employed by the Surviving Corporation or its Subsidiaries from the Effective Time to such date(s), in the case of a Company RSU Award that is unvested as of immediately prior to the Effective Time (and, for this purpose, each Company RSU Award that was subject to performance-based vesting conditions immediately prior to the Effective Time shall be deemed to vest ratably on the last day of each fiscal year of the Company during the portion of the performance period applicable to such Company RSU Award which follows the Effective Time)). By way of example of clause (ii) of the preceding sentence, a Company RSU granted on March 8, 2011 subject to performance-based vesting conditions for the Company’s fiscal years ending in February 2012, 2013 and 2014, which has a target number of Shares of 100 and a vesting date of March 8, 2014, shall be cancelled at the Effective Time and converted into the right to receive the RSU Award Consideration based on 100 Shares; if the Effective Time occurs in 2013, then 100% of the RSU Award Consideration shall be payable on the last day of the Company’s fiscal year ending in February 2014, subject to the continuous employment requirement. If the same award had been granted on March 8, 2012 subject to performance-based vesting conditions for the Company’s fiscal years ending in February 2013, 2014 and 2015, then 50% of the RSU Award Consideration shall be payable on the last day of the Company’s fiscal year ending in February 2014 and 50% payable on the last day of the Company’s fiscal year ending in February 2015, subject to the continuous employment requirement. For purposes of this Agreement, “RSU Award Consideration” shall mean, with respect to a Company RSU Award, (A) the product of (x) the total number of Shares subject to such Company RSU Award multiplied by (y) the Merger Consideration minus (B) such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the payment to a holder of such Company RSU Award of the amount described in clause (A). Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company RSU Award with respect to any of such holder’s Company RSU Awards, from and after the Effective Time, there shall be no outstanding Company RSU Awards, and the former holders thereof shall be entitled only to the payment of the RSU Award Consideration.

(c) Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company Restricted Shares with respect to any of such holder’s Company Restricted Shares, each Company Restricted Share, whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be canceled and converted into the right to receive from the Surviving Corporation or one of its Subsidiaries an amount in cash equal to the Restricted Shares Consideration, plus any additional amounts related to dividends payable on such Company Restricted Shares prior to the Effective Time but which remain subject to the vesting of the underlying Company Restricted Shares, on such date(s) as such Company Restricted Share would have otherwise vested, subject to such holder being continuously employed by the Surviving Corporation or its Subsidiaries from the Effective Time to such date(s) (for the avoidance of doubt, it being understood that the Restricted Share Consideration shall be payable only if such continuous employment requirement is satisfied on the applicable vesting date(s)). For purposes of this Agreement, “Restricted Shares Consideration” shall mean, with respect to a Company Restricted Share, (A) the Merger Consideration minus (B) such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the payment to a holder of such Company Restricted Share of the amount described in clause (A). Except as otherwise agreed to in writing prior to the Effective Time by Parent and a holder of any Company Restricted Shares with respect to any of such holder’s Company Restricted Shares, from and after the Effective Time, there shall be no outstanding Company Restricted Shares, and the former holders thereof shall be entitled only to the payment of the Restricted Shares Consideration.

(d) Prior to the Effective Time, the Company shall provide optionees with notice of their opportunity to exercise their Company Options if such notice is required by the applicable plan or award agreement, adopt such resolutions and take all other such actions as may reasonably be necessary in its discretion to effectuate the treatment of the Company Options, the Company RSU Awards and the Company Restricted Shares contemplated by this Section 2.3.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as set forth in this Article III; provided that such representations and warranties by the Company are qualified in their entirety by reference to the disclosure (i) in the Company SEC Documents filed or furnished with the SEC prior to the date hereof (provided that nothing disclosed in such Company SEC Documents shall be deemed to be a qualification of or modification to the representations and warranties set forth in Sections 3.2, 3.3, 3.4(a) and 3.20), excluding any risk factor disclosures set forth under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements”

disclaimer to the extent that such disclosures are general in nature, or cautionary, predictive or forward-looking in nature, or (ii) set forth in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), it being understood and agreed that each disclosure set forth in the Company Disclosure Letter or such Company SEC Documents shall qualify or modify each of the representations and warranties set forth in this Article III (other than Sections 3.2, 3.3, 3.4(a) and 3.20 in the case of such Company SEC Documents) to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made.

Section 3.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so qualified or in good standing would not, individually or in the aggregate, constitute a Company Material Adverse Effect. Each of the Company’s Significant Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of the Company’s Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any failure to be so qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, constitute a Company Material Adverse Effect. The Company has made available to Parent prior to the date hereof true, complete and correct copies of the certificate of incorporation and bylaws (or equivalent organizational and governing documents) of the Company and each non-wholly-owned domestic Subsidiary thereof, each as amended through the date hereof.

(b) Section 3.1(b) of the Company Disclosure Letter sets forth a true and complete list of each Significant Subsidiary of the Company as of the date hereof, each such Significant Subsidiary’s jurisdiction of organization and its authorized, issued and outstanding equity interests (including partnership interests and limited liability company interests) that are not owned by the Company or one of its Subsidiaries.

(c) All equity interests (including partnership interests and limited liability company interests) of the Company’s Significant Subsidiaries held by the Company or one of its other Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right and are free and clear of any Liens, other than Permitted Liens and Liens solely in favor of the Company and/or any of the Company’s wholly-owned Subsidiaries.

Section 3.2 Capital Stock.

(a) The authorized share capital of the Company consists of 7,000,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of February 3, 2013, there were (i) 1,738,600,597 shares of Common Stock issued and outstanding (15,000 of which were Company Restricted Shares), (ii) no shares of Preferred Stock issued and outstanding, (iii) 1,675,670,553 shares of Common Stock issued and held in the treasury of the Company, (iv) 117,417,732 shares of Common Stock subject to outstanding Company Options with a weighted average exercise price of $22.53 per share (including 27,287,019 shares of Common Stock subject to Company Options with an exercise price of less than $13.65 per share and a weighted average exercise of $7.25 per share), (v) 41,785,565 shares of Common Stock underlying Company RSU Awards (treating for this purpose any performance-based vesting condition to which such Company RSU Award is subject as having been attained at “target” level), and (vi) no more than 98,620,451 shares of Common Stock reserved for issuance under the Company Stock Plans. Since February 3, 2013, the Company has not issued any shares of its capital stock or other rights or securities exercisable, convertible into or exchangeable for shares in its capital, other than or pursuant to any equity awards or interests referred to above that were issued pursuant to the Company Stock Plans and that were outstanding on February 3, 2013, or as expressly permitted by Section 5.1(b). All outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. No Subsidiary of the Company owns any shares of capital stock of the Company.

(b) Except as set forth in Section 3.2(a) above or in Section 3.2(b) of the Company Disclosure Letter, as of February 3, 2013, (i) the Company did not have any shares of its capital stock issued or outstanding and (ii) there were no outstanding subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Company or any of the Company’s Subsidiaries is a party or by which any of them is bound obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments, (C) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests, or (D) make any material investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other Person.

(c) Section 3.2(c) of the Company Disclosure Letter sets forth a correct and complete list, as of February 3, 2013, of (i) each outstanding Company Option, including the number of shares of Common Stock issuable upon exercise of such Company Stock Option, the exercise price with respect thereto, the applicable grant date thereof and the applicable Company Stock Plan governing such Company Option, (ii) each outstanding Company RSU Award, including the target and maximum number of shares of Common Stock underlying such Company RSU Award, the applicable grant date thereof and the applicable Company Stock Plan governing such Company RSU Award, and (iii) each award of Company Restricted Shares, including the number of Company Restricted Shares subject to such award, the applicable grant date thereof and the applicable Company Stock Plan governing such award of Company Restricted Shares.

(d) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or, except for awards to acquire Shares made pursuant to the Company Stock Plans, other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e) Other than the Voting Agreement and agreements, proxies or understandings solely between any wholly-owned Subsidiary of the Company and the Company and/or any of the Company’s wholly-owned Subsidiaries, there are no voting agreements, voting trusts, stockholders agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries, or restricting the transfer of such capital stock or other equity interest of any of its Subsidiaries or to designate or nominate for election a director to the Company Board or the board of directors of any of its Subsidiaries.

(f) There are no agreements or understandings to which the Company or any of its Subsidiaries is a party providing for registration rights with respect to, the capital stock or other equity interest of the Company or any of its Subsidiaries.

(g) As of the date hereof, other than dividend equivalent rights provided pursuant to the terms of the Company Stock Plans and accrued with respect to Company RSU Awards outstanding as of the date hereof, the Company does not have any declared, but unpaid, dividends or distributions outstanding in respect of any shares of capital stock or other equity interests of the Company.

(h) As of the date hereof, except for (i) Indebtedness owed by the Company to any wholly-owned Subsidiary thereof or by any wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary thereof and (ii) Indebtedness for an amount less than $50,000,000 in the aggregate, there is no outstanding Indebtedness of the Company or its Subsidiaries other than Indebtedness reflected on the consolidated balance sheet of the Company and its Subsidiaries as of November 2, 2012 (or the notes thereto) or incurred after November 2, 2012 in the ordinary course of business.

(i) As of the date hereof, neither the Company nor any of its Subsidiaries owns any Property which has a net book value in excess of 1% of the Consolidated Net Tangible Assets (as such term is defined in each of the Repayment Indentures and Rollover Indentures) of the Company (including such Property) as most recently determined on or prior to the date hereof.

Section 3.3 Corporate Authority and Approval.

(a) The Company has the requisite corporate power and authority to enter into and deliver this Agreement and, subject to receipt of the Company Stockholder Approvals, to perform its obligations hereunder and to consummate the transactions contemplated herein. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by the Company Board and no other corporate action on the part of the Company, pursuant to the DGCL or otherwise, is necessary to authorize this Agreement or to consummate the transactions contemplated herein, subject, in the case of the Merger, to the Company Stockholder Approvals and the filing of the Certificate of Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by each of the Parent Parties, is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Company Board (upon the unanimous recommendation of the Special Committee) at a duly held meeting unanimously (other than Michael S. Dell) has (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, the Company’s stockholders (other than the MD Investors), (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, and (iii) resolved, subject to Section 5.3, to recommend that the stockholders of the Company adopt this Agreement (the “Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Meeting.

Section 3.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated herein do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger, (ii) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the filing with the European Commission of a merger notification in accordance with Council Regulation (EC) No 139/2004 of the European Union (the “EUMR”) (if required), and such other filings as may be required under any other Regulatory Laws (and any actions or nonactions, waivers, consents, clearances or approvals by a Governmental Entity, or expirations or terminations of waiting periods, required in connection with the foregoing), (iii) compliance with the applicable requirements of the Exchange Act, including the filing of the Proxy Statement and the Schedule 13E-3 with the SEC, (iv) compliance with the applicable requirements of the Securities Act, (v) compliance with any applicable foreign or state securities or blue sky laws, (vi) compliance with the rules and regulations of NASDAQ, (vii) as may be required in connection with the Financing or as a result of the identity of, or facts or circumstances related to, the Parent Parties or any of their Affiliates (other than the Company and its Subsidiaries) and (viii) the other consents, approvals, authorizations, permits, actions, filings and notifications set forth in Section 3.4(a) of the Company Disclosure Letter (collectively, clauses (i) through (vii), the “Company Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(b) Assuming receipt of the Company Approvals and the receipt of the Company Stockholder Approvals, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated herein do not and will not (i) conflict with, or breach any provision of, the organizational or governing documents of the Company or any of its Significant Subsidiaries, (ii) violate any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice, lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, debenture, mortgage, indenture, lease, agreement or other contract (collectively, “Contracts”) binding upon the Company or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the

Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not, individually or in the aggregate, constitute a Company Material Adverse Effect or that may be required in connection with the Financing or as a result of the identity of, or facts or circumstances related to, the Parent Parties or any of their Affiliates (other than the Company and its Subsidiaries).

Section 3.5 Reports and Financial Statements.

(a) The Company has filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC on a timely basis since January 28, 2011 (together with any documents so filed or furnished during such period on a voluntary basis, in each case as may have been amended, the “Company SEC Documents”). Each of the Company SEC Documents, including all Company SEC Documents filed or furnished after the date hereof, complied or, if not yet filed, will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. As of the date filed or furnished with the SEC, none of the Company SEC Documents, including all Company SEC Documents filed or furnished after the date hereof, contained or, if not yet filed, will contain any untrue statement of a material fact or omitted, or if not yet filed, will omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Filings.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents, and including all Company SEC Documents filed after the date hereof, fairly presented, or if not yet filed, will fairly present, in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated cash flows and changes in stockholders’ equity for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end adjustments and to any other adjustments described therein, including the notes thereto) and were prepared, or if not yet filed, will be prepared, in all material respects in conformity with GAAP (except, in the case of the unaudited financial statements, as permitted by the SEC) applied on a consistent basis during the periods referred to therein (except as may be indicated therein or in the notes thereto). Since January 28, 2011, subject to any applicable grace periods, the Company has been and is in compliance with the applicable provisions of the Sarbanes-Oxley Act and the applicable rules and regulations of NASDAQ, except for any such noncompliance that would not, individually or in the aggregate, constitute a Material Adverse Effect.

(c) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

Section 3.6 Internal Controls and Procedures. The Company has designed and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and as necessary to permit preparation of financial statements in conformity with GAAP. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s principal executive officer and its principal financial officer by others in the Company or its Subsidiaries to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, the Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board, (i) any material weaknesses in its internal controls over financial reporting and (ii) any allegation of fraud that involves management of the Company or any other employees of the Company and its Subsidiaries who have a significant role in the Company’s internal controls over financial reporting or disclosure controls and procedures. Since January 28, 2011, to the Knowledge of the Company, neither the Company or its Subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their respective internal accounting controls.

Section 3.7 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries as of November 2, 2012 (or the notes thereto), (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred under any contract or other agreement or arising under any applicable Law (other than liabilities or obligations due to breaches thereunder or violations thereof), in each case, in the ordinary course of business since November 2, 2012, (d) for liabilities and obligations incurred in the ordinary course of business since November 2, 2012 and (e) for liabilities or obligations that have been discharged or paid in full, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, other than as does not constitute, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Absence of Certain Changes or Events.

(a) Since November 2, 2012 through the date hereof, the Company has conducted its business in all material respects in the ordinary course, except in connection with this Agreement and the transactions contemplated herein.

(b) Since November 2, 2012, there has not occurred any facts, circumstances, changes, events, occurrences or effects that, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.9 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are, and since January 29, 2010 have been, in compliance with all Laws to which the Company and its Subsidiaries are subject or otherwise affecting the Company’s and its Subsidiaries’ business or assets, except where such non-compliance would not, individually or in the aggregate, constitute a Company Material Adverse Effect. Since January 29, 2010 through the date hereof, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity of, been charged by any Governmental Entity with, or, to the Knowledge of the Company, been under investigation by any Governmental Entity with respect to any material violation of any applicable Law, or commenced any internal investigation with respect to any of the foregoing matters. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, neither the Company, nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, employees or agents or any other Person authorized to act, and acting, on behalf of the Company or its Subsidiaries has, directly or indirectly, in connection with the business activities of the Company used any corporate funds for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity to or for the benefit of any government official, candidate for public office, political party or political campaign, for the purpose of (A) influencing any act or decision of such government official, candidate, party or campaign, (B) inducing such government official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty, (C) obtaining or retaining business for or with any Person, (D) expediting or securing the performance of official acts of a routine nature, or (E) otherwise securing any improper advantage, in each case in violation of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq. or the Bribery Act 2010.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, registrations, approvals and orders of any Governmental Entity or pursuant to any Law (the “Company Permits”) necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted, except where the failure to have any of the Company Permits would not, individually or in the aggregate, constitute a Company Material Adverse Effect. All Company Permits are in full force and effect, no default (with or without notice, lapse of time, or both) has occurred under any such Company Permit, and none of the Company or its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit, in each case, except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.10 Environmental Matters.

(a) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) the Company and its Subsidiaries are, and since January 29, 2010 have been, in compliance with all applicable Environmental Laws, (ii) since January 29, 2010, neither the Company nor any of its Subsidiaries has received any written notices or demand letters from any federal, state, local or foreign Governmental Entity or other Person alleging that the Company or any of its Subsidiaries is in violation of, or subject to liability under, any Environmental Law, (iii) there are no actions, suits or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries arising under Environmental Law, and (iv) there has been no release or threatened release of any Hazardous Substance in violation of any applicable Environmental Law or as would reasonably be expected to result in liability under any Environmental Law at or from any properties or facilities currently owned, leased or operated by the Company or any of its Subsidiaries or, as regarding properties or facilities formerly owned, leased or operated by the Company or any of its Subsidiaries, as a result of any activity of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any other Person, during the time such properties or facilities were owned, leased or operated by the Company or any of its Subsidiaries.

(b) As used herein, “Environmental Law” means any Law regulating (i) the protection of the environment or natural resources, or (ii) the use, storage, treatment, generation, transportation, handling, exposure to, release, threatened release or disposal of Hazardous Substances.

(c) As used herein, “Hazardous Substance” means any substance or material listed, defined, designated or classified as a waste, contaminant, pollutant or as hazardous or toxic or any other term of similar regulatory import under any Environmental Law or that would otherwise reasonably be expected to result in liability under any Environmental Law, including petroleum or any derivative or byproduct thereof, asbestos, and polychlorinated biphenyls.

(d) The generality of any other representations and warranties in this Agreement notwithstanding, this Section 3.10 and Sections 3.4, 3.7, 3.8 and 3.9(b) shall be deemed to contain the only representations and warranties in this Agreement with respect to Environmental Law.

Section 3.11 Employee Benefit Plans.

(a) Section 3.11(a)(i) of the Company Disclosure Letter lists all material Company Benefit Plans. “Company Benefit Plans” means all written employee or director compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, equity or equity related, deferred compensation, vacation, stock purchase, stock option, stock incentive, severance, employment, change of control or fringe benefit plan, program or agreement (other than any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) and other than any Company Foreign Plan (as defined below)), in each case that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of the Company or its Subsidiaries and in each case other than statutory plans, statutory programs and other statutory arrangements. For purposes of this Agreement, the term “Company Foreign Plan” means each material written plan, program or contract that is subject to or governed by the Laws of any jurisdiction other than the United States, and that would have been treated as a Company Benefit Plan had it been a United States plan, program or contract.

(b) The Company has made available to Parent true and complete copies of each material Company Benefit Plan and each material Company Foreign Plan.

(c) None of the Company, its Subsidiaries or any other entity that is, or at any relevant time was, required to be treated as a single employer with the Company under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code maintains, contributes to, or has any liability, whether contingent or otherwise, with respect to, and has not within the preceding six (6) years maintained, contributed to or had any liability, whether contingent or otherwise, with respect to any employee benefit plan (as defined in Section 3(3) of ERISA) that is or has been (i) subject to Title IV of ERISA or Section 412 of the Code or subject to Section 4063 or 4064 of ERISA or (ii) a Multiemployer Plan. No Company Benefit Plan provides medical or other welfare benefits with respect to current or former employees or directors of the Company or its Subsidiaries, or any spouse or dependent of any such person, beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law or (B) benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA).

(d) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect: (i) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service; (iii) all contributions or other amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (iv) there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in accordance with the terms of the Company Benefit Plans) by, on behalf of or against any of the Company Benefit Plans; and (v) there are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened, by the Internal Revenue Service, the Department of Labor, or other Governmental Entity with respect to any Company Benefit Plan.

(e) Except as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting of, or increase the amount of, any benefits or compensation due to any such employee, consultant or officer or result in the forgiveness of any indebtedness of any such individual to the Company or any of its Subsidiaries, (iii) result in any payment or benefit that will be made by the Company or its Subsidiaries that would not be deductible pursuant to Section 280G of the Code or (iv) result in any reimbursement of any excise Taxes incurred under Section 4999 of the Code.

(f) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, all Company Foreign Plans (i) have been maintained in accordance with applicable Law and (ii) that are intended to qualify for special Tax treatment meet all material requirements for such treatment.

Section 3.12 Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of the Company’s Subsidiaries (b) there are no litigations, claims, actions, arbitrations, suits, inquiries, investigations, hearings or proceedings (whether civil, criminal or administrative) pending (or, to the Knowledge of the Company, threatened) against the Company or any of the Company’s Subsidiaries, or any of their respective properties at law or in equity, (c) there are no settlements to which the Company or any of its Subsidiaries is a party or any of their properties are bound and (d) there are no orders, awards, injunctions, judgments, enactments, rulings, subpoenas, verdict or decrees of, or before, any Governmental Entity, in each case under clauses (a) through (d) that would, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.13 Proxy Statement; Other Information. The proxy statement (including the letter to stockholders, notice of meeting and form of proxy and any other document incorporated or referenced therein, as each may be amended or supplemented, the “Proxy Statement”) to be filed by the Company with the SEC in connection with seeking the Company Stockholder Approvals and the Schedule 13E-3 (including any amendments or supplements thereto and any other document incorporated or referenced therein) will not, at the time the Proxy Statement and the Schedule 13E-3 are filed with the SEC, or at the time the Proxy Statement is first mailed to the stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Each of the Proxy Statement and the Schedule 13E-3 shall comply in all material respects with the requirements of the Exchange Act applicable thereto. No representation is made by the Company with respect to statements made in the Proxy Statement or the Schedule 13E-3 based on information supplied in writing by or on behalf of the Parent Parties or any of their Affiliates specifically for inclusion or incorporation by reference therein.

Section 3.14 Tax Matters.

(a) Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and accurate; (ii) the Company and each of its Subsidiaries have paid all Taxes required to be paid (whether or not shown on such Tax Returns) and have made adequate provision, in accordance with GAAP, for all Taxes not yet due on the latest balance sheet included in the consolidated financial statements of the Company; (iii) there are not pending or threatened in writing any audits, examinations, investigations or other proceedings in respect of Taxes or Tax Returns of the Company or any of its Subsidiaries; (iv) there are no Liens for Taxes upon any property of the Company or any of its Subsidiaries, except for Permitted Liens; (v) the Company has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code; (vi) neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2); (vii) neither the Company nor any of its Subsidiaries (1) has received or applied for a Tax ruling from the Internal Revenue Service or entered into a “closing agreement” pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state, local or foreign Law), in each case, that will affect the Company or any of its Subsidiaries after the Closing or (2) is a party to any Tax sharing or Tax indemnity agreement, other than any such agreement (x) solely between or among any of the Company and any of its Subsidiaries or (y) not primarily relating to Taxes and entered into in the ordinary course of business; (viii) neither the Company nor any of its Subsidiaries is liable for any Taxes of any other Person (other than the Company and its Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise; (ix) neither the Company nor any of its Subsidiaries is a party to any currently effective waiver or other agreement extending the statute of limitation or period of assessment or collection of any Taxes; (x) each of the Company and its Subsidiaries, within the time and in the manner prescribed by Law, has withheld and paid over to the proper Governmental Entity all amounts required to be withheld and paid over under applicable Law (including Sections 1441, 1442, 3102 and 3402 of the Code or any other applicable provision of state, local or foreign Law); (xi) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (1) change in method of accounting for a taxable period ending on or prior to the Closing Date, (2) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state or local income Tax law), (3) installment sale or open transaction entered into on or prior to the Closing Date, or (4) prepaid amount received on or prior to the Closing Date; and (xii) any Tax holiday claimed by the Company or any of its Subsidiaries in any jurisdiction is currently effective and will not be adversely affected by the transactions contemplated by this Agreement.

(b) As used in this Agreement, (i) “Taxes” means any and all federal, state, local or foreign taxes of any kind or any other similar charge imposed by a Governmental Entity (together with any and all interest, penalties, additions thereto and additional amounts imposed with respect thereto), including income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, net worth, excise, withholding, ad valorem and value added taxes, and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

(c) The generality of any other representations and warranties in this Agreement notwithstanding, Sections 3.5, 3.11 and 3.14(a) shall be deemed to contain the only representations and warranties in this Agreement with respect to Tax matters.

Section 3.15 Labor Matters. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, (a) (i) there are no strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries, (iii) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (iv) there is no slowdown, or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to employees of the Company or any of its Subsidiaries, and (b) the Company and its Subsidiaries are in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment, and (iii) unfair labor practices.

Section 3.16 Intellectual Property.

(a) Except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries either own or have a right to use such patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, Software and other intangible intellectual property rights (collectively, “Intellectual Property”) as are used in the business of the Company and its Subsidiaries as currently conducted. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, following the Closing, the Company and its Subsidiaries will continue to own or have a right to use all Intellectual Property used in the business of the Company and its Subsidiaries as conducted as of the Closing. To the Knowledge of the Company, (i) neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property of any third party in the three years prior to the date of this Agreement and (ii) as of the date hereof, no third party is infringing, misappropriating or violating any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries, in each case under clauses (i) and (ii) in a manner that would have a Company Material Adverse Effect.

(b) Section 3.16(b) of the Company Disclosure Letter lists, as of the date of this Agreement and to the extent owned by the Company or any of its Subsidiaries, (i) all United States patents and patent applications and registered United States and state trademarks, service marks, logos, trade dress and trade names and pending applications to register the foregoing and (ii) (w) all non-United States trademarks, service marks, logos, trade dress and trade names and pending applications to register the foregoing, (x) all non-United States patents and patent applications, (y) all copyrights and pending applications to register the same and (z) all registered domain names, in each case under clauses (w), (x), (y) and (z) that are material to the business of the Company and its Subsidiaries, taken as a whole.

(c) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, there are no actions, suits or claims or administrative proceedings or investigations pending or, to the Knowledge of the Company, threatened that (i) challenge or question the validity of or the Company’s ownership, internal transfers or assignments of, or right to use, Intellectual Property owned by the Company or any of its Subsidiaries, or (ii) assert infringement, misappropriation, or violation by the Company or any of its Subsidiaries of any Intellectual Property owned by a third party.

(d) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable steps to comply with privacy and similar Laws and maintain the confidentiality of trade secrets, personal, sensitive, or similar customer information owned by them or in their custody, and to protect and preserve through the use of customary non-disclosure agreements and other reasonable measures the confidentiality of all confidential information that is owned or held by the Company and its Subsidiaries and used in the conduct of the business. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, such confidential information has not been used, disclosed to, stolen, or discovered by any Person except as permitted pursuant to valid non-disclosure agreements which have not been breached.

(e) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, to the Knowledge of the Company, all personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the development of Intellectual Property owned by the Company and its Subsidiaries (i) have been and are a party to “work-for-hire” or legally equivalent arrangements with the Company or one of its Subsidiaries or (ii) have assigned to the Company or one of its Subsidiaries ownership of all tangible and intangible property.

(f) Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, the Company and each of its Subsidiaries has not used open source software (including any Software that satisfies the definition of free software by the Free Software Foundation or the Open Source Initiative) in such a way that requires, purports to require, or has a condition of its use or distribution (i) the disclosure, delivery, licensing, or distribution of any its source code, or (ii) otherwise imposes an obligation on the Company or any of its Subsidiaries to distribute any owned Software owned by the Company or any of its Subsidiaries on a royalty-free basis.

Section 3.17 Real and Personal Property. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, the Company and its Subsidiaries have (i) good and valid fee simple title to all of their respective material owned real property, (ii) good and valid title to all the personal properties and assets reflected on the latest audited balance sheet included in the Company SEC Filings as being owned by the Company or one of its Subsidiaries or acquired after the date thereof which are material to the Company and its Subsidiaries taken as a whole (except for properties and assets that have been disposed of since the date thereof) and (iii) valid leasehold interests in all of their respective material leased real property, in each case free and clear of all Liens except for Permitted Liens.

Section 3.18 Company Material Contracts.

(a) Section 3.18(a) of the Company Disclosure Letter lists the following Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound by as of the date of this Agreement, other than the Company Benefit Plans, the Policies, this Agreement and the other agreements entered into in connection with the transactions contemplated herein (collectively with each of the Filed Contracts, the “Company Material Contracts”):

(i) any Contract containing (A) any right of any exclusivity in favor of the other parties thereto and involving aggregate payments in any calendar year to or from the Company or any Subsidiary thereof in excess of $5,000,000 or (B) any covenant limiting, to a degree that is material to the Company and its Subsidiaries, taken as a whole, the ability of the Company or any of its Subsidiaries to engage in any line of business or compete with any person or in any geographic area;

(ii) each Contract that creates, governs or controls any material partnership, joint venture or other similar arrangement with respect to the Company or any of its Subsidiaries;

(iii) each Contract that (A) provides for or relates to Indebtedness of the Company or its Subsidiaries having an outstanding amount in excess of $50,000,000 under such Contract (other than any Indebtedness between or among any of the Company and any of its wholly-owned Subsidiaries) (a “Debt Agreement”), (B) grants a Lien, other than a Permitted Lien, on any property or asset of the Company or its Subsidiaries that taken as a whole is material to the Company and its Subsidiaries, taken as a whole, (C) restricts the granting of Liens on any property or asset of the Company or its Subsidiaries that taken as a whole is material to the Company and its Subsidiaries, taken as a whole (except for leases, license and Contracts relating to Indebtedness), or the incurrence or guaranteeing of any Indebtedness, (D) provides for or relates to any material interest, currency or hedging, derivatives or similar contracts or arrangements or (E) restricts payment of dividends or any distributions in respect of the equity interests of the Company or any of its Subsidiaries;

(iv) each Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) other than this Agreement (A) that was entered into after January 29, 2010 for aggregate consideration under such Contract in excess of $200,000,000 or (B) pursuant to which any material earn-out, deferred or contingent payment or indemnification obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties that survive indefinitely or for periods equal to a statute of limitations); and

(v) each Contract, or series of related Contracts, that involved aggregate payments to the Company or any Subsidiary thereof during the twelve-month period ended November 2, 2012 of $60,000,000 or more or aggregate payments from the Company or any Subsidiary thereof during the twelve-month period ended November 2, 2012 of $4,000,000,000 or more, except for any such Contract that may be cancelled without material penalty by the Company or any Subsidiary thereof upon notice of 90 days or less.

(b) True and complete copies of each of the Company Material Contracts, as amended through the date hereof, have been made available to Parent. Each Company Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except to the extent such Company Material Contract has previously expired in accordance with its terms or as would not, individually or in the aggregate, constitute a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, or, to the Knowledge of the Company, the other parties thereto, is in violation of, or default under, any provision of any Company Material Contract, and, to the Knowledge of the Company, no party to any Company Material Contract has committed or failed to perform any act under and no event has occurred which, with or without notice, lapse of time or both, would constitute a default under the provisions of such Company Material Contract, except in each case for such violations and failures as would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.19 Opinions of Financial Advisors. J.P. Morgan Securities LLC and Evercore Partners L.L.C. have delivered to the Special Committee and the Company Board, on or prior to the date hereof, their respective opinions to the effect that, as of the date of such opinion, subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be received by holders of Shares (other than Excluded Shares) is fair, from a financial point of view, to such holders.

Section 3.20 Finders or Brokers; Fees. No broker, investment banker, financial advisor or other Person, other than those listed in Section 3.20 of the Company Disclosure Letter, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any of its Subsidiaries. Prior to the date hereof, the Company has made available to Parent a true and correct copy of the each engagement letter between the Company and those Persons listed in Section 3.20 of the Company Disclosure Letter.

Section 3.21 Required Vote of Company Stockholders. The affirmative vote (in person or by proxy) at the Company Meeting, or any adjournment or postponement thereof, of (i) the holders of a majority of the outstanding Shares entitled to vote thereon in favor of the adoption of this Agreement (the “Stockholder Approval”) and

(ii) the holders of a majority of the outstanding Shares entitled to vote thereon not owned, directly or indirectly, by the Parent Parties, the MD Investors, any other officers and directors of the Company or any other Person having any equity interest in, or any right to acquire any equity interest in, Merger Sub or any Person of which Merger Sub is a direct or indirect Subsidiary, in favor of the adoption of this Agreement (the “Unaffiliated Stockholder Approval” and, together with the Stockholder Approval, the “Company Stockholder Approvals”) are the only votes or approvals of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which are necessary to adopt this Agreement and approve the transactions contemplated herein.

Section 3.22 Takeover Laws; Rights Agreement. The Company Board and the Company have taken all action necessary to exempt the Merger, this Agreement and the other transactions contemplated herein (including the transactions contemplated by the MD Investors Commitment Letter and the agreements listed on Section 4.9 of the Parent Disclosure Letter) from the restrictions on business combinations set forth in Section 203 of the DGCL. The Company does not have in effect any stockholder rights plan, “poison pill” or similar plan or arrangement.

Section 3.23 Insurance. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) all material insurance policies covering the Company and its Subsidiaries and their respective assets, properties and operations (the “Policies”) provide insurance in such amounts and against such risks as is commercially reasonable, and (ii) all of the Policies are in full force and effect and all premiums due and payable thereon from the Company have been paid in full. To the Knowledge of the Company, no insurance broker or carrier for the Policies has delivered a written notice that such broker or carrier for the Policies will not be willing or able to renew its existing coverage in any material respects under the Policies with respect to the Company and its Subsidiaries and their respective assets, properties and operations.

Section 3.24 Interested Party Transactions. As of the date hereof, except as disclosed in the Company’s definitive proxy statements included in the Company SEC Filings, since January 1, 2010, no event has occurred and no relationship exists that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K (each, an “Interested Party Transaction”).

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Each of the Parent Parties represents and warrants to the Company, jointly and severally, as set forth in this Article IV; provided that such representations and warranties by the Parent Parties are qualified in their entirety by reference to the disclosure set forth in the disclosure schedule delivered by the Parent Parties to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), it being understood and agreed that each disclosure set forth in the Parent Disclosure Letter shall qualify or modify each of the representations and warranties set forth in this Article IV to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made.

Section 4.1 Organization and Qualification. Each of the Parent Parties is a corporation duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, or to have such power or authority, would not or would not reasonably be expected to, individually or in the aggregate, impair, prevent or materially delay the ability of any of the Parent Parties to perform its obligations under this Agreement. Parent has made available to the Company prior to the date of this Agreement a true, complete and correct copy of the certificate of incorporation and bylaws of each of the Parent Parties, each as amended through the date hereof.

Section 4.2 Corporate Authority and Approval. Each of the Parent Parties has the requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated herein. The execution and delivery of this Agreement by the Parent Parties and the consummation by the Parent Parties of the transactions contemplated herein have been duly and validly authorized by the Boards of Directors of each of the Parent Parties, and no other corporate action on the part of the Parent Parties is necessary to authorize this Agreement or to consummate the transactions contemplated herein, subject, in the case of the Merger, to (i) the adoption of this Agreement by Intermediate, as the sole stockholder of Merger Sub, and (ii) the filing of the Certificate of Merger. This Agreement has been duly and validly executed and delivered by the Parent Parties and, assuming due and valid authorization, execution and delivery hereof by the Company, is the valid and binding obligation of the Parent Parties, enforceable against each of the Parent Parties in accordance with its terms, except that the enforcement hereof may be limited by (x) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (y) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance by the Parent Parties of this Agreement and the consummation by the Parent Parties of the Merger and the other transactions contemplated herein do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger, (ii) the filing of the pre-merger notification report under the HSR Act, the filing with the European Commission of a merger notification in accordance with the EUMR (if required), and such other filings as may be required under any other Regulatory Laws (and any actions or nonactions, waivers, consents, clearances or approvals by a Governmental Entity, or expirations or terminations of waiting periods, required in connection with the foregoing), (iii) compliance with the applicable requirements of the Exchange Act, including the filing of the Proxy Statement and the Schedule 13E-3 with the SEC, (iv) compliance with any applicable foreign or state securities or blue sky laws, (v) compliance with the rules and regulations of NASDAQ and (vi) the other consents and/or notices set forth on Section 4.3(a) of the Parent Disclosure Letter (collectively, clauses (i) through (vi), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, impair, prevent or materially delay the ability of each of the Parent Parties perform its obligations under this Agreement.

(b) Assuming receipt of the Parent Approvals, the execution, delivery and performance by the Parent Parties of this Agreement and the consummation by the Parent Parties of the Merger and the other transactions contemplated herein do not and will not (i) conflict with, or breach any provision of, the organizational or governing documents of Parent or any of its Subsidiaries, (ii) violate any Law binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice, lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract binding upon Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not, individually or in the aggregate, impair, prevent or materially delay the ability of each of the Parent Parties to perform its obligations under this Agreement.

Section 4.4 Investigations; Litigation. As of the date hereof, to the Knowledge of Parent, there is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries which would, individually or in the aggregate, impair, prevent or materially delay the ability of any of the Parent Parties to perform its obligations under this Agreement, and there are no litigations, claims, actions, arbitrations, suits, inquiries, investigations, hearings or proceedings (whether civil, criminal or administrative) pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, awards, injunctions, judgments, enactments, rulings, subpoenas, verdicts or decrees of, or before, any Governmental Entity, in each case which would, individually or in the aggregate, impair, prevent or materially delay the ability of any Parent Party to perform its obligations under this Agreement.

Section 4.5 Proxy Statement; Other Information. None of the information supplied in writing by or on behalf of the Parent Parties or any of their Affiliates to be included in the Proxy Statement or the Schedule 13E-3 will, at the time the Proxy Statement and the Schedule 13E-3 are filed with the SEC, or at the time the Proxy Statement is first mailed to the stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation is made by any of the Parent Parties with respect to any other statements made in the Proxy Statement or the Schedule 13E-3.

Section 4.6 Financing.

(a) The Parent Parties have received and accepted an executed commitment letter dated as of the date hereof (including the exhibits, annexes and schedules thereto, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to lend amounts set forth therein (the “Debt Financing Commitments”). The Debt Financing Commitments pursuant to the Debt Commitment Letter are collectively referred to in this Agreement as the “Debt Financing.” Parent has entered into a Securities Purchase Agreement dated as of the date hereof (including the exhibits, annexes and schedules thereto, the “Securities Purchase Agreement”) with the purchaser party thereto (the “Subordinated Securities Purchaser”) pursuant to which the Subordinated Securities Purchaser has agreed, subject to the terms and conditions thereof, to purchase securities of Parent for the price set forth therein (the “Subordinated Securities Financing Commitment”). The Subordinated Securities Financing Commitment pursuant to the Securities Purchase Agreement is referred to in this Agreement as the “Subordinated Securities Financing.”

(b) Parent has received and accepted (i) the Equity Investors Commitment Letter from the Equity Investors pursuant to which the Equity Investors have agreed, subject to the terms and conditions thereof, to invest in Parent the amounts set forth therein (the “Equity Financing Commitment”), (ii) the MD Investors Commitment Letter from certain of the MD Investors pursuant to which, subject to the terms and conditions thereof, (x) certain of the MD Investors have committed to transfer, contribute and deliver the Rollover Shares to Parent in exchange for equity interests and Parent and (y) one of the MD Investors has committed to invest in Parent the amount set forth therein (collectively, the “Rollover Investment”) and (iii) the MSDC Investor Commitment Letter (together with the Debt Commitment Letter, the Securities Purchase Agreement, the Equity Investors Commitment Letter and the MD Investors Commitment Letter, the “Commitment Letters”) from the MSDC Investor pursuant to which the MSDC Investor has agreed, subject to the terms and conditions thereof, to invest in Parent the amount set forth therein (the “MSDC Financing Commitment” and, together with the Debt Financing Commitments, the Subordinated Securities Financing Commitment, the Equity Financing Commitment and the Rollover Investment, the “Financing Commitments”). The equity committed pursuant to the Equity Investors Commitment Letter is collectively referred to in this Agreement as the “Equity Financing.” The equity committed pursuant to the MSDC Investor Commitment Letter is referred to in this Agreement as the “MSDC Financing.” The Equity Financing, the Subordinated Securities Financing, the Debt Financing, the Rollover Investment and the MSDC Financing are collectively referred to in this Agreement as the “Financing.” Parent has delivered to the Company true, complete and correct copies of the executed Commitment Letters and the fee letter referenced in the Debt Commitment Letter (the “Fee Letter”) (except that the fee amounts, pricing caps and other economic terms (none of which would adversely affect the amount or availability of the Debt Financing) set forth therein have been redacted). As of the date hereof, there are no agreements, side letters or arrangements, other than the Commitment Letters and the Fee Letter, to which any of the Parent Parties or their Affiliates is a party relating to any of the Financing Commitments that could adversely affect the availability of the Financing.

(c) Except as expressly set forth in the Commitment Letters and the Fee Letter, there are no conditions precedent to the obligations of the Lenders, the Subordinated Securities Purchaser, the Equity Investors, the MD Investors that are party to the MD Investors Commitment Letter and the MSDC Investor to provide the Financing or any contingencies that would permit the Lenders, the Subordinated Securities Purchaser, the Equity Investors, the MD Investors that are party to the MD Investors Commitment Letter or the MSDC Investor to reduce the total amount of the Financing. Assuming the satisfaction of the conditions set forth Sections 6.1 and 6.3 and the completion of the Marketing Period, as of the date hereof, Parent does not have any reason to believe that any of the conditions to the Financing Commitments will not be satisfied or that the Financing will not be available to the Parent Parties on the Closing Date.

(d) Assuming the satisfaction of the conditions set forth in Section 6.3(a) and Section 6.3(b), the Financing, when funded in accordance with the Commitment Letters,

together with the cash of the Company after and assuming completion of the Cash Transfers and the other transactions contemplated by Section 5.17, will provide Parent with cash proceeds (after netting out original issue discount and similar premiums and charges after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Debt Commitment Letter and the Fee Letter) on the Closing Date sufficient for the satisfaction of the Parent Parties’ obligations to (i) pay the aggregate Merger Consideration, (ii) satisfy and retire the Repayment Debt (or deposit with any trustee therefor on the Closing Date sufficient funds to redeem such Repayment Debt 30 days after the Closing Date) and repay the Revolving Credit Facility Debt and terminate the Revolving Credit Facilities and (iii) pay any fees and expenses of or payable by the Parent Parties or the Surviving Corporation in connection with the Merger and the Financing.

(e) As of the date hereof, the Commitment Letters are (i) valid and binding obligations of the relevant Parent Parties and, to the Knowledge of Parent, of each of the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law) and (ii) in full force and effect. As of the date hereof, to the Knowledge of Parent, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of the relevant Parent Parties under the terms and conditions of the Commitment Letters. The Parent Parties have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date. None of the Commitment Letters has been modified, amended or altered as of the date hereof, and, as of the date hereof, none of the respective commitments under any of the Commitment Letters have been withdrawn or rescinded in any respect.

(f) Without limiting Section 8.5(b), in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by or to Parent or any of its Affiliates or any other financing transaction be a condition to any Parent Party’s obligations hereunder.

Section 4.7 Capitalization of Merger Sub. As of the date hereof, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, 10 shares of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, directly or indirectly owned by Parent. Merger Sub has outstanding no option, warrant, right, or any other agreement pursuant to which any Person other than Parent may directly or indirectly acquire any equity security of Merger Sub. Merger Sub has been formed solely for the purpose of the Merger Agreement and has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Financing and the Merger and the other transactions contemplated by this Agreement.

Section 4.8 Certain Arrangements. Other than the Equity Investors Commitment Letter, MD Investors Commitment Letter, the MSDC Investor Commitment Letter, the Voting Agreement and the agreements listed on Section 4.8 of the Parent Disclosure Letter, true and complete copies of which have been provided to the Company (except as otherwise noted on Section 4.8 of the Parent Disclosure Letter) there are no contracts, undertakings, commitments, agreements, obligations, arrangements or understandings, whether written or oral, between the Parent Parties, the Equity Investors, the MD Investors, the MSDC Investor or any of their respective Affiliates, on the one hand, and any beneficial owner of outstanding Shares or any member of the Company’s management or the Company Board, on the other hand, (i) relating in any way to such Shares, the transactions contemplated by this Agreement, or to the ownership or operations of the Company after the Effective Time, or (ii) prohibiting the parties to the Voting Agreement from taking the actions described therein.

Section 4.9 Ownership of Common Stock. Except as set forth in Section 4.9 of the Parent Disclosure Letter, none of the Parent Parties or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any shares of Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Common Stock or any securities of any Subsidiary of the Company and none of Parent, its Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any shares of Common Stock except pursuant to this Agreement, the MD Investors Commitment Letter, agreements to which the Company is a party and as set forth in Section 4.9 of the Parent Disclosure Letter.

Section 4.10 Solvency. On the Closing Date, immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the Merger and the Financing) and assuming (i) the accuracy in all material respects of the representations and warranties of the Company contained in Article III and (ii) the performance in all material respects by the Company of its obligations hereunder:

(a) the Fair Value of the assets of the Surviving Corporation and its Subsidiaries on a consolidated basis taken as a whole exceeds their Liabilities;

(b) the Present Fair Salable Value of the assets of the Surviving Corporation and its Subsidiaries on a consolidated basis taken as a whole exceeds their Liabilities;

(c) the Surviving Corporation and its Subsidiaries on a consolidated basis taken as a whole do not have Unreasonably Small Capital; and

(d) the Surviving Corporation and its Subsidiaries taken as a whole will be able to pay their Liabilities as they mature.

For purposes of this Section 4.10, the following terms have the following meanings:

(i) “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of the Surviving Corporation and its Subsidiaries taken as a whole would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

(ii) “Present Fair Salable Value” means the amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of the Surviving Corporation and its Subsidiaries taken as a whole are sold with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

(iii) “Liabilities” means the recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of the Surviving Corporation and its Subsidiaries taken as a whole, as of the Closing Date after giving effect to the consummation of the transactions contemplated by this Agreement (including the Merger and the Financing), determined in accordance with GAAP consistently applied.

(iv) “Will be able to pay their Liabilities as they mature” means for the period from the Closing Date to the date that is six and one half years after the Closing Date the Surviving Corporation and its Subsidiaries on a consolidated basis taken as a whole will have sufficient assets and cash flow to pay their Liabilities as those liabilities mature or (in the case of contingent Liabilities) otherwise become payable, in light of business conducted or anticipated to be conducted by the Surviving Corporation and its Subsidiaries as reflected in any projected financial statements delivered to the Lenders and in light of the anticipated credit capacity.

(v) “Do not have Unreasonably Small Capital” means the Surviving Corporation and its Subsidiaries on a consolidated basis taken as a whole after consummation of the transactions contemplated by this Agreement (including the Merger and the Financing) is a going concern and has sufficient capital to reasonably ensure that it will continue to be a going concern for the period from the Closing Date to the date that is six and one half years after the Closing Date (it being understood that “unreasonably small capital” depends upon the nature of the particular business or businesses conducted or to be conducted, and is based on the needs and anticipated needs for capital of the business conducted or anticipated to be conducted by the Surviving Corporation and its Subsidiaries on a consolidated basis as reflected in any projected financial statements delivered to the Lenders and in light of the anticipated credit capacity).

Section 4.11 Limited Guarantees. Concurrently with the execution of this Agreement, the Parent Parties have delivered to the Company true and correct copies of the executed Limited Guarantees. As of the date hereof, the Limited Guarantees are in full force and effect and constitute the legal, valid and binding obligation of the respective Guarantors, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity, and have not been amended, withdrawn or rescinded in any respect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of either of the Guarantors under their respective Limited Guarantees.

Section 4.12 Finders or Brokers. None of Parent, the Equity Investors, the MD Investors, the MSDC Investor or any of their respective Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who is entitled to any fee or any commission in connection with or upon consummation of the Merger which the Company or any of its Subsidiaries would be responsible to pay in the event the Merger is not consummated.

Section 4.13 Investigation; No Other Representations and Warranties.

(a) Each of the Parent Parties has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that each of the Parent Parties has been provided access for such purposes. In entering into this Agreement, each of the Parent Parties has relied solely upon its independent investigation and analysis of the Company and its Subsidiaries, and each of the Parent Parties acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any of its Subsidiaries, or any of their respective Affiliates, stockholders, controlling persons or Representatives, that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. Each of the Parent Parties acknowledges and agrees that, to the fullest extent permitted by applicable Law, the Company and its Subsidiaries, and their respective Affiliates, stockholders, controlling persons or Representatives, shall have no liability or responsibility whatsoever to the Parent Parties or their respective Affiliates, stockholders, controlling persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information (including any statement, document or agreement delivered in connection with this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided or made available (including in any data room, management presentation, information or descriptive memorandum or supplemental information), or oral or written statements made (or any omissions therefrom), to the Parent Parties or their respective Affiliates, stockholders, controlling persons or Representatives, except for the representations and warranties of the Company expressly set forth in Article III (subject to the qualifications set forth therein). For the avoidance of doubt, the Parent Parties, the Equity Investors, the MD Investors and the MSDC Investor have made certain representations and warranties to each other in the agreements listed in Section 4.13 of the Parent Disclosure Letter.

(b) The Parent Parties each acknowledge and agree that, except for the representations and warranties expressly set forth in Article III (subject to the qualifications set forth therein) (i) the Company does not make, and has not made, any representations or warranties relating to itself or its Subsidiaries or their respective businesses or otherwise in connection with the Merger and the Parent Parties are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no Person has been authorized by the Company to make any representation or warranty relating to the Company or its Subsidiaries or their respective businesses or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by the Parent Parties as having been authorized by such party and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Parent Parties or any of their representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article III of this Agreement.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company and the Parent Parties.

(a) From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as may be required or expressly contemplated by this Agreement, or (iv) as set forth in Section 5.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business and use its commercially reasonable efforts to preserve in all material respects its business organization and maintain in all material respects existing relations and goodwill with Governmental Authorities, customers, suppliers, creditors, lessors and other Persons having material business relationships with the Company or any of its Subsidiaries.

(b) Subject to the exceptions contained in clauses (i) through (iv) of Section 5.1(a), between the date hereof and the earlier of the Effective Time and the Termination Date, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) amend its certificate of incorporation or by-laws or other applicable governing instruments;

(ii) split, combine, subdivide or reclassify any of its shares of capital stock or other equity interests;

(iii) issue, sell, pledge, grant, transfer, encumber or otherwise dispose of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other equity interests of the Company or any of its Subsidiaries (other than (A) the issuance of Shares upon the settlement of Company Options or Company RSU Awards outstanding as of the date hereof or any dividend equivalent rights provided pursuant to the terms of the Company Stock Plans and associated with such Company RSU Awards outstanding as of the date hereof or (B) by a direct or indirect wholly-owned Subsidiary of the Company to the Company or another direct or indirect wholly-owned Subsidiary of the Company);

(iv) other than quarterly cash dividends of $0.08 per Share on record dates within the ranges of dates identified in Section 5.1(a)(iv) of the Company Disclosure Letter, declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to its capital stock or other equity interests (except (A) dividends or other distributions in cash, stock or property paid by any direct or indirect wholly-owned Subsidiary of the Company to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company) and (B) dividend equivalent rights provided pursuant to the terms of the Company Stock Plans and payable with respect to Company RSU Awards outstanding as of the date hereof;

(v) purchase, redeem or otherwise acquire any shares of its capital stock or any other of its equity securities or any rights, warrants or options to acquire any such shares or other equity securities, other than, in each case, (A) in connection with the issuance of Shares upon the net exercise of Company Options or net settlement of Company RSU Awards (including in connection with withholding for Taxes) outstanding as of the date hereof or upon the forfeiture, cancellation, retirement or other deemed acquisition of awards issued under the Company Stock Plans not involving any payment of cash or other consideration therefor, (B) in satisfaction of obligations pursuant to Contracts existing as of the date hereof (true, correct and complete copies of which have been provided to Parent prior to the date hereof), or (C) in transactions solely between the Company and any direct or indirect wholly-owned Subsidiaries of the Company or among direct or indirect wholly-owned Subsidiaries of the Company;

(vi) make any acquisition (whether by merger, consolidation, or acquisition of stock or assets) of any interest in any Person or any division or assets thereof with a value or purchase price (excluding employee retention cost) in the aggregate in excess of $150,000,000 (from and after the date hereof through and including July 14, 2013) or $250,000,000 (if the Effective Time shall occur on or after July 15, 2013 and, for the avoidance of doubt, such amount includes all such acquisitions after the date hereof and on or prior to July 14, 2013) for all such acquisitions, other than (A) acquisitions pursuant to Contracts in effect as of the date of this Agreement, true, correct and complete copies of which have been provided to Parent prior to the date hereof or (B) purchases of assets in the ordinary course of business;

(vii) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company) in excess of $75,000,000 (from and after the date hereof through and including July 14, 2013) or $125,000,000 (if the Effective Time shall occur on or after July 15, 2013); provided that none of such investments may constitute a transaction of the type referred to in clause (vi) above, in the aggregate;

(viii) incur or assume any (x) Indebtedness, other than (A) Indebtedness incurred or assumed pursuant to Structured Financing Debt Facilities, (B) Commercial Paper Debt, (C) Revolving Credit Facility Debt and (D) additional Indebtedness in a principal amount not to exceed $25,000,000 in the aggregate at any time outstanding (provided that such Indebtedness incurred pursuant to this clause (D) may be repaid in full at Closing without penalty or premium) or (y) material “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K by the SEC);

(ix) settle or compromise any litigation, claim or other proceeding against the Company or any of its Subsidiaries, other than settlements or compromises pursuant to which the amounts paid or payable by the Company or any of its Subsidiaries in settlement or compromise do not exceed $300,000,000 in the aggregate (provided, that (A) in connection therewith, neither the Company nor any of its Subsidiaries shall agree to any material restrictions with respect to any of their respective assets or the conduct of any of their respective businesses and (B) such litigation, claim or other proceeding is not a Transaction Proceeding or Shareholder Litigation);

(x) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its material assets, other than (i) sales, leases and licenses in the ordinary course of business, (ii) dispositions of assets not used or useful in the operation of the business, (iii) sales, leases and licenses that are not material to the Company and its Subsidiaries, taken as a whole, (iv) factoring of accounts receivable pursuant to Contracts in effect as of the date of this Agreement, true, correct and complete copies of which have been provided to Parent prior to the date hereof, (v) transfers, sales and other dispositions in connection with securitizations of accounts receivable or obligations under loans, installment sale contracts, service contracts or leases in connection with the Structured Financing Debt Facilities and (vi) other transactions for consideration that does not exceed $100,000,000 in the aggregate; provided that at least 75% of the consideration received for all such transactions in the aggregate consists of cash;

(xi) except as required by any existing agreements, Company Benefit Plans, Company Foreign Plans, or applicable Law, (A) increase the compensation or other benefits (including any severance or change in control benefits) payable or provided to the Company’s current or former directors or Executive Officers, other than for base salary increases and the payment of bonuses in respect of fiscal year 2013 in the ordinary course of business, (B) except in the ordinary course of business, increase the compensation or other benefits (including any severance or change in control benefits) payable or provided to the current or former employees of the Company and its Subsidiaries that are not directors or Executive Officers, (C) establish, adopt, enter into or amend any material Company Benefit Plan or plan, agreement or arrangement that would have been a material Company Benefit Plan if it had been in effect on the date hereof, (D) grant any equity or equity-based award, or (E) make a loan or extension of credit to any current or former director or Executive Officer or, except in the ordinary course of business, to any other employee of the Company and its Subsidiaries;

(xii) adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(xiii) make or change any material Tax election, adopt or change any material accounting method with respect to Taxes, change any annual Tax accounting period, file any material amended Tax Return, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any predecessor provision or similar provision of state, local or foreign Law) with respect to

Taxes, settle or compromise any proceeding with respect to any material Tax claim or assessment, surrender any right to claim a material refund of Taxes, seek any Tax ruling from any taxing authority, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(xiv) except as may be required by a change in GAAP or applicable Law, make any material change in its financial accounting principles, policies, or practices;

(xv) (A) amend, modify or terminate or grant a waiver of any rights under any Debt Agreement (other than any of the foregoing constituting an expiration in accordance with the terms of such Debt Agreement or any Permitted Structured Financing Debt Amendment), materially amend or modify, terminate or grant a waiver of any material rights under any Company Material Contract (other than in the ordinary course of business in the case of Contracts described in clauses (i) or (v) of the definition of such term) or (B) enter into a new Contract (other than in the ordinary course of business in the case of Contracts described in clauses (i) or (v) of the definition of such term) that (x) would have been a Company Material Contact if it had been in effect on the date hereof or (y) contains, unless required by applicable Law, a change in control provision in favor of the other party or parties thereto that would prohibit, or give such party or parties a right to terminate such agreement as a result of, the Merger or would otherwise require a material payment to or give rise to any material rights to such other party or parties in connection with the transactions contemplated hereby;

(xvi) enter into, or amend, in a manner materially adverse to the Company or its Subsidiaries, any Interested Party Transaction; or

(xvii) agree, authorize or commit to do any of the foregoing.

(c) Between the date hereof and the Effective Time, the Parent Parties shall not, and shall cause the Equity Investors, the MD Investors and the MSDC Investor not to, enter into agreements with respect to, or consummate, any acquisitions, mergers, consolidations or business combinations which would, individually or in the aggregate, impair, prevent or materially delay the satisfaction of the conditions contained in Article VI or the consummation of the Merger.

Section 5.2 Access; Confidentiality.

(a) Subject to compliance with applicable Laws, the Company shall afford to the Parent Parties and the Lenders and to their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Parent Representatives”) reasonable access during normal business hours, during the period prior to the earlier of the Effective Time and the

Termination Date, to the Company’s and its Subsidiaries’ officers, employees, properties, Contracts, commitments, books and records, other than, subject to the requirements of Section 5.3, any such matters that relate to the negotiation and execution of this Agreement, or to transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from other parties relating to any competing or alternative transactions. The foregoing notwithstanding, the Company shall not be required to afford such access if and to the extent it would (w) unreasonably disrupt the operations of the Company or any of its Subsidiaries, (x) violate any of the Company’s or its Subsidiaries’ obligations with respect to confidentiality, so long as the Company shall have used commercially reasonable efforts to obtain the consent of such third party to such access, (y) cause a risk of a loss of privilege or trade secret protection to the Company or any of its Subsidiaries or (z) constitute a violation of any applicable Law; provided, however, that, in each case, the Company uses commercially reasonable efforts to minimize the effects of such restriction or to provide a reasonable alternative to such access.

(b) Parent hereby agrees that all information provided to it or any Parent Representatives in connection with this Agreement and the consummation of the transactions contemplated herein shall be deemed to be Evaluation Material, as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of September 4, 2012, between the Company and Silver Lake Partners III, L.P. (as amended, the “SLP Confidentiality Agreement”), and the confidentiality agreement, dated as of August 31, 2012, between the Company and Michael S. Dell (the “MSD Confidentiality Agreement”).

Section 5.3 Acquisition Proposals.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York time) on the 46th calendar day after the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, including by providing information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to any Person pursuant to (x) a confidentiality agreement entered into by such Person containing confidentiality terms that are no more favorable in the aggregate to such Person than those contained in the SLP Confidentiality Agreement (unless the Company offers to amend the SLP Confidentiality Agreement to reflect such more favorable terms), or (y) to the extent applicable, the confidentiality agreement entered into with such Person prior to the date of this Agreement (any such confidentiality agreement, an “Acceptable

Confidentiality Agreement”); provided that the Company shall promptly (and in any event within 48 hours) make available to the Parent Parties any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to the Parent Parties, and (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Persons or group of Persons with respect to any Acquisition Proposals and cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals. No later than two (2) Business Days after the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Person or group of Persons from whom the Company received a written Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date and provide to Parent (x) a copy of any Acquisition Proposal made in writing and any other written terms or proposals provided (including financing commitments) to the Company or any of its Subsidiaries and (y) a written summary of the material terms of any Acquisition Proposal not made in writing (including any terms proposed orally or supplementally).

(b) Except as may relate to any Excluded Party (but only for as long as such Person or group is an Excluded Party) or as expressly permitted by this Section 5.3, after the No-Shop Period Start Date, the Company and its Subsidiaries shall, and the Company shall cause its and its Subsidiaries’ Representatives to, immediately cease any activities permitted by Section 5.3(a) and any discussions or negotiations with any Person or group that may be ongoing with respect to any Acquisition Proposal. With respect to any Person or group with whom such discussions or negotiations have been terminated, the Company shall use its reasonable best efforts to promptly require such Person or group to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any information furnished by or on behalf of the Company.

(c) Except as may relate to any Excluded Party (for so long as such Person or group is an Excluded Party) or as expressly permitted by this Section 5.3, from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, (i) initiate, solicit or knowingly encourage any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, an Acquisition Proposal, (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, or (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement (other than an Acceptable Confidentiality Agreement) relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary contained in Section 5.3(b) or 5.3(c) at any time following the No-Shop Period Start Date and prior to the time the Company Stockholder Approvals are obtained, if the Company receives an Acquisition Proposal from any Person, the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) the Company and its Representatives may provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to such Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement; provided that the Company shall promptly (and in any event within 48 hours) make available to the Parent Parties any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to the Parent Parties, and (ii) the Company and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Acquisition Proposal, if and only to the extent that prior to taking any action described in clauses (i) or (ii) above, the Company Board, upon recommendation from the Special Committee, determines in good faith that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal. For the avoidance of doubt, notwithstanding the commencement of the No-Shop Period Start Date, the Company may continue to engage in the activities described in Section 5.3(a) (subject to the limitations and obligations set forth therein) with respect to, and the restrictions in Section 5.3(b) and Section 5.3(c) shall not apply to, any Excluded Party (but only for so long as such Person or group is an Excluded Party), including with respect to any amended or modified Acquisition Proposal submitted by any Excluded Party following the No-Shop Period Start Date.

(e) Except as may relate to an Excluded Party, following the No-Shop Period Start Date, the Company shall promptly (and in any event within 48 hours after receipt), notify Parent both orally and in writing of the receipt of any Acquisition Proposal, any inquiries that would reasonably be expected to result in an Acquisition Proposal, or any request for information from, or any negotiations sought to be initiated or resumed with, either the Company or its Representatives concerning an Acquisition Proposal, which notice shall include (i) a copy of any Acquisition Proposal (including any financing commitments) made in writing and other written terms or proposals provided to the Company or any of its Subsidiaries and (ii) a written summary of the material terms of any Acquisition Proposal not made in writing or any such inquiry or request. Except as may relate to an Excluded Party, following the No-Shop Period Start Date, the Company shall keep Parent reasonably informed on a prompt basis (and in any event within 48 hours) of any material developments, material discussions or material negotiations regarding any Acquisition Proposal, inquiry that would reasonably be expected to result in an Acquisition Proposal, or request for non-public information and, upon the reasonable request of Parent, shall apprise Parent of the status of any discussions or negotiations with respect to any of the foregoing. None of the Company or any of its Subsidiaries shall, after the date of this Agreement, enter into any agreement that would prohibit them from providing such information or the information contemplated by the last sentence of Section 5.3(a) to Parent.

(f) Except as set forth in this Section 5.3(f), neither the Company Board nor any committee thereof (including the Special Committee) shall (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), the Recommendation with respect to the Merger, (B) fail to include the Recommendation in the Proxy Statement, (C) approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company, an Acquisition Proposal or (D) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided that a customary “stop, look and listen” communication by the Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act shall not be prohibited), within ten (10) Business Days after commencement (any of the foregoing, a “Change of Recommendation”) or (ii) authorize, adopt or approve or propose to authorize, adopt or approve, an Acquisition Proposal, or cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approvals are obtained (but not after), the Company Board may (I) effect a Change of Recommendation if the Company Board determines in good faith (after consultation with its outside legal counsel and upon recommendation thereof by the Special Committee) that, as a result of a development or change in circumstances that occurs or arises after the execution and delivery of this Agreement (other than a Superior Proposal) that was not known to the Special Committee prior to the execution and delivery of this Agreement (an “Intervening Event”), failure to take such action could reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (II) if the Company receives an Acquisition Proposal that the Special Committee determines in good faith (after consultation with outside counsel and its financial advisors) constitutes a Superior Proposal, authorize, adopt, or approve such Superior Proposal and cause or permit the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company Board may only take the actions described in (1) clause (II) if the Company terminates this Agreement pursuant to Section 7.1(c)(ii) concurrently with entering into such Alternative Acquisition Agreement and pays the applicable Company Termination Fee in compliance with Section 7.3 and (2) clauses (I) or (II) if:

(i) the Company shall have provided prior written notice to the Parent Parties, of its or the Company Board’s intention to take such actions at least four (4) Business Days in advance of taking such action, which notice shall specify, as applicable, the details of such Intervening Event or the material terms of the Acquisition Proposal received by the Company that constitutes a Superior Proposal, including a copy of the relevant proposed transaction agreements with, and the identity of, the party making the Acquisition Proposal and other material documents (including any financing commitments with respect to such Acquisition Proposal and any arrangements with the MD Investors or any of their Affiliates);

(ii) after providing such notice and prior to taking such actions, the Company shall have, and shall have caused its Representatives to, negotiate with the Parent Parties in good faith (to the extent the Parent Parties desire to negotiate) during such four (4) Business Day period to make such adjustments in the terms and conditions of this Agreement and the Financing as would permit the Company, the Special Committee or the Company Board not to take such actions; and

(iii) the Special Committee and the Company Board shall have considered in good faith any changes to this Agreement and the Financing or other arrangements that may be offered in writing by Parent by 5:00 PM Central Time on the fourth (4th) Business Day of such four (4) Business Day period and shall have determined in good faith (A) with respect to the actions described in clause (II), after consultation with outside counsel and its financial advisors, that the Acquisition Proposal received by the Company would continue to constitute a Superior Proposal and (B) with respect to the actions described in clauses (I), after consultation with outside counsel, that it would continue to be inconsistent with the directors’ fiduciary duties under applicable Law not to effect the Change of Recommendation, in each case, if such changes offered in writing by Parent were given effect.

After compliance with the foregoing clause (2) with respect to any Superior Proposal, the Company shall have no further obligations under the foregoing clause (2), and the Company Board shall not be required to comply with such obligations with respect to any other Superior Proposal. After compliance with the foregoing clause (2) with respect to an Intervening Event that is not an Acquisition Proposal, the Company shall have no further obligations under the foregoing clause (2), and the Company Board shall not be required to comply with such obligations with respect to any other Intervening Event that is not an Acquisition Proposal. For the avoidance of doubt, with respect to an Intervening Event that is an Acquisition Proposal (and is not a Superior Proposal), the Company’s obligation to comply with the foregoing clause (2) will not be limited.

(g) Subject to the proviso in this Section 5.3(g), nothing contained in this Section 5.3 shall be deemed to prohibit the Company, the Company Board, the Special Committee or any other committee of the Company Board from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company); provided, that neither the Company Board nor any committee thereof shall effect a Change of Recommendation unless the applicable requirements of Section 5.3(f) shall have been satisfied.

(h) As used in this Agreement, “Acquisition Proposal” shall mean any bona fide inquiry, proposal or offer made by any Person for, in a single transaction or a series of transactions, (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, extra-ordinary dividend or share repurchase, dissolution, liquidation or similar transaction involving the Company, (ii) the direct or indirect acquisition by any Person or group of twenty percent (20%) or more of the assets of the Company and its Subsidiaries, on a consolidated basis or assets of the Company and its Subsidiaries representing twenty percent (20%) or more of the consolidated revenues or net income (including, in each case, securities of the Company’s Subsidiaries) or (iii) the direct or indirect acquisition by any Person or group of twenty percent (20%) or more of the voting power of the outstanding shares of Common Stock, including any tender offer or exchange offer that if consummated would result in any Person beneficially owning Shares with twenty percent (20%) or more of the voting power of the outstanding shares of Common Stock.

(i) As used in this Agreement, “Excluded Party” means (i) any Person, group of Persons or group of Persons that includes any Person or group of Persons, from whom the Company or any of its Representatives has received prior to the No-Shop Period Start Date a written Acquisition Proposal that the Special Committee determines in good faith (such determination to be made no later than five (5) Business Days after the No-Shop Period Start Date), after consultation with outside counsel and its financial advisors, is or could reasonably be expected to result in a Superior Proposal; provided that some or all of such Persons and the other members of such group (other than any of the MD Investors or any of their respective Affiliates (the “MD Investor Group”)) who were members of such group immediately prior to the No-Shop Period Start Date constitute at least 50% of the equity financing of such group (ignoring any equity financing to be provided by members of the MD Investor Group who are members of such group) at any time thereafter when a determination as to whether such Person is an Excluded Party is required hereunder and (ii) any group of Persons that includes any MD Investor if, at the time of determination, such group of Persons has made an Acquisition Proposal that is intended to compete with an Acquisition Proposal made by another Excluded Party or any of their Affiliates that does not include an MD Investor or any of their Affiliates.

(j) As used in this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal (with the percentages set forth in clauses (ii) and (iii) of the definition of such term changed from 20% to 50% and it being understood that any transaction that would constitute an Acquisition Proposal pursuant to clause (ii) or (iii) of the definition thereof cannot constitute a Superior Proposal under clause (i) under the definition thereof unless it also constitutes a Superior Proposal pursuant to clause (ii) or (iii), as applicable, after giving effect to this parenthetical) that the Company Board has determined in its good faith judgment (after consultation with outside legal counsel and its financial advisor) is more favorable to the Company’s stockholders than the Merger and the other transactions contemplated by this Agreement, taking into account all of the terms and conditions of such Acquisition Proposal (including the financing, likelihood and timing of consummation thereof) and this Agreement (including any changes to the terms of this Agreement committed to by Parent to the Company in writing in response to such Acquisition Proposal under the provisions of Section 5.3(f) or otherwise), provided that notwithstanding the foregoing, an extra-ordinary dividend or share repurchase (or any merger or consolidation that is the economic equivalent of an extra-ordinary dividend or share repurchase) shall not constitute a Superior Proposal unless it constitutes a Superior Proposal by virtue of clause (iii) of the definition of Acquisition Proposal and the first parenthetical above, and the Person acquiring such shares is not the Company or any of its Subsidiaries.

Section 5.4 Proxy Statement; Schedule 13E-3.

(a) As promptly as practicable following the date of this Agreement, (i) the Company shall prepare the Proxy Statement, which shall, subject to Section 5.3, include the Recommendation, and the Company and Parent shall jointly prepare a Rule 13E-3 transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) and (ii) the Parent Parties shall furnish all information concerning themselves and their Affiliates that is required to be included in the Proxy Statement and shall promptly provide such other assistance in the preparation of the Proxy Statement as may be reasonably requested by the Company from time to time. As promptly as practicable (and in any event within five (5) Business Days) after the No Shop Period Start Date (or such earlier date as the Company determines in its sole discretion), subject to the receipt from the Parent Parties of the information described in clause (ii) of the preceding sentence of this paragraph (a), the Company shall file the Proxy Statement with the SEC, and the Company and the Parent Parties shall jointly file the Schedule 13E-3 with the SEC.

(b) The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, and each of the Company, on the one hand, and the Parent Parties, on the other hand, shall provide the other(s) with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement, the Schedule 13E-3 or the transactions contemplated hereby. The Company shall use its reasonable best efforts to respond (with the assistance of, and after consultation with, the Parent Parties as provided by this Section 5.4(b)) as promptly as practicable to any comments of the SEC with respect to the Proxy Statement, and each of the Company and the Parent Parties shall thereafter use their respective reasonable best efforts to respond (with the assistance of, and after consultation with, each other as provided by this Section 5.4(b)) as promptly as practicable to any comments of the SEC with respect to the Schedule 13E-3. If, at any time prior to the Company Meeting, any information relating to the Company, the Parent Parties or any of their respective Affiliates, officers or directors is discovered by the Company or the Parent Parties which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, so that the Proxy Statement, Schedule 13E-3 or the other filings shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties thereof, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. Notwithstanding anything to the contrary stated above, (i) prior to filing or mailing the Proxy Statement (including any amendment or supplement thereto) or responding to any comments of the SEC or its staff with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such documents or responses and shall (x) with respect to those Parent-Related Sections of the Proxy Statement, include, and (y) with respect to all other portions of the Proxy Statement, consider in good faith including, comments reasonably proposed by the Parent in such documents or responses, and (ii) prior to filing or mailing the Schedule 13E-3 (including any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company, on the one hand, and the Parent Parties, on the other hand, shall provide other(s) with a reasonable opportunity to review and comment on such documents or responses and shall include in such documents or responses comments reasonably proposed by such other party. The Company shall cause the Proxy Statement to be mailed to holders of Common Stock as of the record date established for the Company Meeting as promptly as practicable after the date on which the SEC confirms that it has no further comments on the Proxy Statement.

Section 5.5 Stockholders Meeting. Subject to Section 5.4, the Company shall take all action necessary in accordance with the DGCL and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s shareholders, subject to compliance with the DGCL and the Exchange Act, for the purpose of obtaining the Company Stockholder Approvals (the “Company Meeting”); provided that the Company may postpone or adjourn the Company Meeting (i) with the consent of the Parent Parties, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for any supplemental or amended disclosure which the Company has determined in good faith (after consultation with outside counsel) is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Meeting or (iv) to allow additional solicitation of votes in order to obtain the Company Stockholder Approvals. The Company shall, through the Company Board and the Special Committee, but subject to the right of the Company Board or the Special Committee to make a Change of Recommendation pursuant to Section 5.3, provide the Recommendation and shall include the Recommendation in the Proxy Statement, and, unless there has been a Change of Recommendation pursuant to Section 5.3, the Company shall use commercially reasonable efforts to solicit proxies in favor of the Company Stockholder Approvals. The Parent Parties and their Representatives shall have the right to solicit proxies in favor of the Company Stockholder Approvals.

Section 5.6 Employee Matters.

(a) From and after the Effective Time, the Company shall, and Parent shall cause the Surviving Corporation to, honor all Company Benefit Plans and Company Foreign Plans in accordance with their terms as in effect immediately before the Effective Time; provided that nothing herein shall be construed as prohibiting the amendment or termination of any of the foregoing in accordance with its terms. For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries for so long as such person is an employee of Parent, the Surviving Corporation or any of its Subsidiaries following the Effective Time (collectively, the “Company Employees”) (i) at least the same level of base salary or wages (as applicable) and target cash incentive bonus and commission opportunities and (ii) employee benefits that are substantially comparable in the aggregate to those provided as of the date hereof by the Company and its Subsidiaries to such Company Employee pursuant to the Company Benefit Plans and the Company Foreign Plans, as applicable (excluding, for purposes of currently provided benefits, any equity or equity-based compensation, defined benefit pension benefits, retiree medical benefits or transaction or retention bonuses). Notwithstanding any other provision of this Agreement to the contrary, Parent shall, or shall cause the Surviving Corporation to, provide to each Company Employee whose employment terminates during the one-year period following the Effective Time severance benefits at least equal to the severance benefits provided for under the Company’s severance arrangements in effect immediately prior to the Effective Time.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan or Company Foreign Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply with respect to benefit accruals under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan or Company Foreign Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Parent hereby acknowledges that a “change of control” (or equivalent phrase) within the meaning of the Company Benefit Plans or the Company Foreign Plans, as applicable, will occur at or prior to the Effective Time, as applicable.

(d) This Section 5.6 is included for the sole benefit of the parties hereto and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any Company Employee, or any other participant in any Company Benefit Plan, Company Foreign Plan or other employee benefit plan or arrangement that may be established or maintained by Parent, the Company, the Surviving Corporation or any of their respective Affiliates following the Effective Time, or any beneficiary or trustee thereof. Furthermore, nothing contained in this Agreement, express or implied, is intended to confer upon any Person, any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment, or shall be construed as an amendment to any Company Benefit Plan, Company Foreign Plan or other employee benefit plan or arrangement.

Section 5.7 Consents and Approvals.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws and regulations or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including using reasonable best efforts with respect to (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Company Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, including (x) in connection with any Regulatory Law and (y) subject to the limitations set forth in Section 5.7(f), the Irish Bank Approval (all of the foregoing, collectively, the “Governmental Consents”), (ii) the obtaining of all other necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by this Agreement; provided that no party shall be required to pay (and the Company and its Subsidiaries shall not pay or agree to pay without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed) any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall cooperate with each other in (x) determining whether any filings are required to be made with, or Governmental Consents are required to be obtained from, any Governmental Entities (including in any foreign jurisdiction in which the Company or its Subsidiaries are operating any business) and (y) to the extent not made prior to the date hereof, timely making or causing to be made all applications and filings as reasonably determined by Parent and the Company, as promptly as practicable or as required by the Law of the jurisdiction of the Governmental Entity. Each party shall supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any Governmental Entity, including by complying at the earliest reasonably practicable date with any request under or with respect to (i) the HSR Act, (ii) the EUMR, if required or, if not required under or with respect to the EUMR, the Regulatory Laws of any EU or EEA Member State, if required, (iii) any other Governmental Consent and (iv) any such other applicable Laws for additional information, documents or other materials received by Parent or the Company or any of their respective Subsidiaries from the Federal Trade Commission or the Department of Justice, the European Commission or any other Governmental Entity in connection with such applications or filings or the transactions contemplated herein. Without limiting the foregoing, the Parent Parties shall cause each of the Equity Investors, the MD Investors, the MSDC Investor and the Subordinated Securities Purchaser to supply, as promptly as reasonably practicable, such reasonable information, documentation, other material or testimony that may be requested by any such Governmental Entity with respect to the Equity Investors, MD Investors, MSDC Investor or Subordinated Securities Purchaser, as the case may be, in connection with such Governmental Consents.

(c) Without limiting any of its other obligations hereunder, the Company and the Parent Parties shall take all such further action as may be necessary to resolve such objections, if any, as the Federal Trade Commission, the Antitrust Division of the Department of Justice, state antitrust enforcement authorities, the European Commission or other competition authorities of any other nation or other jurisdiction (including multinational or supranational), or any other Person, may assert under any Regulatory Law with respect to the transactions contemplated herein, and to avoid or eliminate each and every impediment under any Regulatory Law that may be asserted by any Governmental Entity with respect to the Merger, in each case so as to enable the Merger and the other transactions contemplated by this Agreement to occur as promptly as reasonably practicable (taking into account the other conditions to Closing set forth in Section 6.1 and 6.3 and the Marketing Period, and in any event no later than the Outside Date), by proposing, negotiating, committing to and effecting, by agreement, consent decree, hold separate order, trust or otherwise, (x) the sale, divestiture or disposition of such assets, businesses, services, products or product lines of the Parent Parties or the Company or any of its Subsidiaries or behavioral limitations, conduct restrictions or commitments with respect to any such assets, businesses, services, products or product lines of the Parent Parties or the Company or any of its Subsidiaries, (y) the creation or termination of relationships, ventures, contractual rights or obligations of the Parent Parties or the Company or any of its Subsidiaries and (z) any other actions that would limit the freedom of action of the Parent Parties or the Company or any of its Subsidiaries with respect to, or its ability to retain, one or more of its or the Company’s or the Surviving Corporation’s Subsidiaries’ assets, businesses, services, products or product lines, in each case as may be required in order to obtain all required Governmental Consents as promptly as practicable (including expirations or terminations of waiting periods whether imposed by Law or agreement) and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing the consummation of the Merger or other transactions contemplated by this Agreement or delaying any of the foregoing beyond the Outside Date (each of (x), (y) and (z), a “Divestiture Action”). Neither the Company nor any of its Subsidiaries shall, without Parent’s prior written consent, and neither Parent nor any of its Subsidiaries shall, without the Company’s prior written consent, discuss or commit to any extension of any waiting period under any Regulatory Law or any agreement not to consummate the Merger or any of the other transactions contemplated by this Agreement. The Company shall not be required to take any action pursuant to this Section 5.7 unless it is expressly conditioned on the effectiveness of the Merger. Notwithstanding anything to the contrary in this Agreement, (i) the Parent Parties shall not be obligated to agree to take any action, or accept any conditions, restrictions, obligations or requirements, including any Divestiture Action, with respect to the Parent Parties (as constituted and without giving effect to the Merger), pursuant to this Section 5.7, and (ii) neither the Company nor any of its Subsidiaries shall agree without Parent’s prior written consent, to take any action, or accept any conditions, restrictions, obligations or requirements, including any Divestiture Action, with respect to the Company and its Subsidiaries, pursuant to this Section 5.7 if such actions, conditions, restrictions, obligations or requirements (including any Divestiture Action) would, individually or in the aggregate, constitute a Company Material Adverse Effect.

(d) Without limiting the foregoing and subject to applicable legal limitations and the instructions of any Governmental Entity and Section 5.7(f), each of the Company and Parent agrees (i) to cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other material actions pursuant to this Section 5.7, (ii) to furnish to the other such necessary information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (iii) to keep each other apprised of the status of matters relating to the completion of the transactions contemplated therein, including promptly furnishing the other with copies of notices or other communications received by such party from, or given by such party to, any third party and/or any Governmental Entity with respect to such transactions (including the Irish Bank Approval), except any confidential information or business secrets, which information shall be provided to counsel on a counsel-to-counsel basis only, (iv) to permit the other party to review and to incorporate the other party’s reasonable comments in any communication to be given by it to any third party or any Governmental Entity with respect to obtaining the necessary approvals for the Merger and the other transactions contemplated by this Agreement (including the Irish Bank Approval), and (v) before participating in any meeting or discussion in person or by telephone expected to address matters related to the transactions contemplated herein with any Governmental Entity in connection with any of such transactions (except with respect to the Irish Bank Approval) unless, to the extent not prohibited by such Governmental Entity, giving the other party reasonable notice thereof and the opportunity to attend and observe and participate. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.7(d) in a manner so as to preserve any applicable privilege. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.7(d) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.7, if any administrative or judicial action or proceeding, including any proceeding by a Governmental Entity or any other Person is instituted (or threatened to be instituted) challenging any of the transactions contemplated by this Agreement as violative of any Regulatory Law, each of the Company and Parent shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, including, without limiting the foregoing, taking the actions set forth in Section 5.7(c) (subject to the limitations set forth therein).

(f) Notwithstanding anything contained in this Section 5.7, (i) the Company shall notify the CBI of the Merger or cause DFS Limited to do so, and shall cause DFS Limited to amend its application for the Irish Bank Approval such that the amended application contemplates and reflects the Merger and the other transactions contemplated by this Agreement promptly after the Merger is announced; (ii) subject to clause (v)(B) below, the Parent Parties shall furnish, and shall use commercially reasonable efforts to obtain from the Equity Investors, the MD Investors and the MSDC Investor and furnish, to the Company all necessary information and assistance as the Company may reasonably request in connection with its preparation of such amendment and all information, documentation or other material that may be requested by the CBI in connection therewith; (iii) without the prior written consent of the Parent Parties, the Company shall not, and shall cause each of its Subsidiaries (including DFS Limited) to not, accept, obtain or receive the Irish Bank Approval from the CBI or take any further action in connection with doing so except to the extent that the resulting Irish Bank Approval (x) contemplates and approves the Merger and the other transactions contemplated by this Agreement and (y) results in no Irish Change of Control Approval being required to be obtained as a result of the Merger and the other transactions contemplated by this Agreement; (iv) where any Irish Bank Approval is obtained or received by DFS Limited on a basis that would result in the Merger and the other transactions contemplated by this Agreement giving rise to a requirement for an Irish Change of Control Approval the Company shall, or cause DFS Limited to, promptly request the CBI to revoke such Irish Bank Approval; and (v) none of the MD Investors, the MSDC Investor, the Equity Investors or any of their Respective Affiliates shall be required, in connection with the Company’s efforts to seek the Irish Bank Approval or the Irish Change of Control Approval, (A) to take any actions, be subject to any conditions or enter into any agreements or commitments of any kind or (B) to disclose or provide access to any of the information identified in Section 5.7 of the Parent Disclosure Letter.

(g) For purposes of this Agreement, the following terms have the following meanings:

(i) “CBI” means the Central Bank of Ireland, or any successor entity.

(ii) “DFS Limited” means Dell DFS Limited, a private limited company incorporated under the laws of Ireland with Irish company registration number 502362.

(iii) “Irish Bank Approval” means the grant by the CBI of a banking license to DFS Limited pursuant to section 9 of the Central Bank Act, 1971, as amended.

(iv) “Irish Banking Legislation” means the Central Bank Acts 1942 to 2012 (including the Central Bank Act, 1971), as amended, and the European Communities (Licensing and Supervision of Credit Institutions) Regulations 1992, as amended (the “Irish Banking Regulations”).

(v) “Irish Change of Control Approval” means an approval pursuant to the Irish Banking Regulations (whether by the termination or expiry of waiting periods applicable under the Irish Banking Regulations or by approval of the CBI) of the acquisitions of, or increases in, all “qualifying holdings” (as defined in the Irish Banking Regulations) in DFS Limited as a result of the Merger and the other transactions contemplated by this Agreement.

(vi) “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the EUMR, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition and including any Laws that relate to foreign investments (for the avoidance of doubt, it is understood that the Irish Banking Legislation is not a Regulatory Law).

Section 5.8 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” “business combination” or other form of antitakeover statute or regulation shall or may become applicable to the transactions contemplated herein, each of the Company and the Parent Parties and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated herein may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate or, if not possible to eliminate, minimize the effects of such statute or regulation on the transactions contemplated herein.

Section 5.9 Public Announcements. Neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to this Agreement, the Merger or the other transactions contemplated hereby without the prior consent of the other party, unless such party determines in good faith, after consultation with legal counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to this Agreement, the Merger or other the transactions contemplated hereby, in which event such party shall use its reasonable best efforts to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement prior to making any such press release or other announcement; provided that (i) the Company shall not be required to provide any such review or comment to Parent in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or a Change of Recommendation and (ii) each party hereto and their respective Affiliates may make statements that are substantially similar to previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 5.9.

Section 5.10 Indemnification and Insurance.

(a) The Surviving Corporation and the Parent Parties agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or bylaws or other organizational documents or in any agreement with the Company or any of its Subsidiaries shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation, subject to compliance with applicable Law, shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s certificates of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors or officers as in effect immediately prior to the Effective Time, and, subject to compliance with applicable Law, shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of the Company or any of its Subsidiaries; provided that all rights to indemnification and advancement in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the Indemnified Parties) each current and former director or officer of the Company or any of its Subsidiaries and each Person who served, at the request of the Company or any of its Subsidiaries, as a director, officer, member trustee, or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (collectively, “Losses”) in connection with any actual or threatened claim, action, suit, litigation, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time in connection with such Indemnified Party’s service as a director or officer of the Company or any of its Subsidiaries (including acts or omissions in connection with such Indemnified Party’s service as officer, director, member, trustee or other fiduciary in any other entity if such services were at the request or for the benefit of the Company); provided that any Person to whom any funds are advanced pursuant to the foregoing must, if required by Law, provide an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. In the event of any such Action, Parent, the Surviving Corporation and the Indemnified Party shall cooperate with each other in the defense of any such Action.

(c) For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time; provided that, if the aggregate annual premium for such insurance shall exceed 300% of the current annual premium for such insurance (which is identified on Section 5.10(c) of the Company Disclosure Letter), then Parent shall provide or cause to be provided, a policy for the applicable individuals with as much coverage as can reasonably be obtained in its good faith judgment at a cost up to but not exceeding 300% of such current annual premium. At the Company’s option, the Company may (or, if requested by Parent, the Company shall) purchase, prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated herein; provided that the aggregate premium for such insurance policy shall not exceed 600% of the current annual premium for such insurance. If such “tail” prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder.

(d) To the fullest extent permitted under applicable Law, from and after the Effective Time, Parent shall, or shall cause to be paid all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.10 if and to the extent that such Indemnified Party is determined to be entitled to receive such indemnification.

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ or officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or any of their officers or directors, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to or in substitution for any such claims under such policies.

(g) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.

Section 5.11 Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with and subject to the terms and conditions of this Agreement, complete control and supervision over its operations. For the avoidance of doubt, this Section 5.11 shall not apply to limit Michael S. Dell in his capacity as a director of the Company, Chairman of the Company Board or Chief Executive Officer of the Company.

Section 5.12 Financing.

(a) Each Parent Party shall use its reasonable best efforts to obtain, or cause to be obtained, the proceeds of the Financing on the terms and conditions described in the Commitment Letters (including, as necessary, the “flex” provisions contained in the Fee Letter), including using its reasonable best efforts with respect to (i) maintaining in effect the Commitment Letters, (ii) negotiating definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in the Fee Letter) or, if available, on other terms that are acceptable to Parent and would not adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of the Parent Parties to consummate the transactions contemplated herein, and (iii) taking into account the expected timing of the Marketing Period, satisfying on a timely basis all conditions applicable to Parent and its Subsidiaries to obtaining the Financing that are within the Parent Parties’ control. In the event that all conditions contained in the Debt Commitment Letter and the Securities Purchase Agreement (other than, with respect to the Debt Financing, the availability of the Equity Financing, the Subordinated Securities Financing, the MSDC Financing or the Rollover Investment and, with respect to the Subordinated Securities Financing, the Debt Financing, the Equity Financing, the MSDC Financing or the Rollover Investment) have been satisfied (or upon funding will be satisfied), each Parent Party shall use its reasonable best efforts to timely cause the Lenders and the Subordinated Securities Purchaser to fund the Debt Financing and the Subordinated Securities Financing, as applicable (including by seeking through litigation to enforce its rights under the Debt Financing Commitment Letter and Definitive Agreements and the Securities Purchase Agreement, as applicable).

(b) The Parent Parties shall not, without the prior written consent of the Company, (i) terminate any Commitment Letter, unless such Commitment Letter is replaced in a manner consistent with the following clause (ii), or (ii) permit any amendment or modification to, or any waiver of any material provision or remedy under, or replace, the Commitment Letters if such amendment, modification, waiver, or replacement (w) would (1) add any new condition to the Financing Commitments (or modify any existing condition in a manner adverse to Parent) or otherwise that would be reasonably expected to adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of the Parent Parties to consummate the transactions contemplated by this Agreement or the likelihood of the Parent Parties doing so, or (2) taking into account the expected timing of the Marketing Period, would be reasonably expected to make the timely funding of any of the Financing or satisfaction of the conditions to obtaining any of the Financing less likely to occur,

(x) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid in respect of the Debt Financing or original issue discount in respect of the Debt Financing), (y) adversely affects the ability of any Parent Party to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, or (z) taking into account the expected timing of the Marketing Period, would reasonably be expected to prevent, impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that the Parent Parties may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof and who are either (1) set forth on Section 5.12(b) of the Parent Disclosure Letter or (2) approved by the Company, such approval not to be unreasonably withheld. Upon any such amendment, supplement, modification or replacement of the Debt Financing Commitments, the Subordinated Securities Financing Commitment, the Equity Financing Commitment, the MSDC Financing Commitment or the Rollover Investment in accordance with this Section 5.12(b), the term “Debt Financing Commitments”, “Subordinated Securities Financing Commitment”, “Equity Financing Commitment”, “MSDC Financing Commitment” or “Rollover Investment” shall mean the Debt Financing Commitments, Subordinated Securities Financing Commitment, Equity Financing Commitment, MSDC Financing Commitment or Rollover Investment, as the case may be, as so amended, supplemented, modified or replaced. To the extent written consent of Parent is required for (x) an assignment or delegation by any Equity Investor pursuant to Section 3(a) of the Equity Commitment Letter, (y) an assignment or delegation by any MD Investor that is a party to the MD Investors Commitment Letter pursuant to Section 4(a) of the Equity Comment Letter and (z) an assignment or delegation by the MSDC Investor pursuant to Section 3(a) of the MSDC Investor Commitment Letter, Parent shall not provide such written consent without the prior written consent of the Company (which written consent of the Company shall not unreasonably be withheld in the circumstances described in Section 5.13).

(c) In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Parent shall (i) promptly notify the Company of such unavailability and, to the Knowledge of the Parent Parties, the reason therefor and (ii) use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event and in any event no later than the last day of the Marketing Period, alternative debt financing (in an amount sufficient to replace such unavailable Debt Financing) from the same or other sources and on terms and conditions no less favorable to the Parent Parties than such unavailable Debt Financing (including the “flex” provisions contained in the Fee Letter). For the purposes of this Agreement, the terms “Debt Commitment Letter”, “Debt Financing Commitments” and “Fee Letter” shall be deemed to include any commitment letter (or similar agreement) or commitment or any fee letter referred to in such commitment letter with respect to any alternative financing arranged in compliance with this Section 5.12(c) (and any Debt Commitment Letter, Debt Financing Commitment and Fee Letter remaining in effect at the time in question).

(d) In the event that any portion of the Subordinated Securities Financing becomes unavailable, regardless of the reason therefor, Parent shall (i) promptly notify the Company of such unavailability and, to the Knowledge of Parent, the reason therefor and (ii) use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event and in any event no later than the last day of the Marketing Period, alternative debt financing (in an amount sufficient to replace such unavailable Subordinated Securities Financing) from the same or other sources and on terms and conditions no less favorable to the Parent Parties than such unavailable Subordinated Securities Financing. For the purposes of this Agreement, the terms “Securities Purchase Agreement” and “Subordinated Securities Financing Commitment” shall be deemed to include any purchase agreement (or similar agreement) or commitment with respect to any alternative financing arranged in compliance with this Section 5.12(d) (and any Securities Purchase Agreement and Subordinated Securities Financing Commitment remaining in effect at the time in question).

(e) Parent shall provide the Company with prompt oral and written notice (i) of (x) any material breach or default by any party to any Commitment Letters or the Definitive Agreements of which any Parent Party has Knowledge or any termination of any of the Commitment Letters, (y) the receipt of any written notice or other written communication to any Parent Party from any Lender, Equity Investor, Subordinated Securities Purchaser, MD Investor, MSDC Investor or other financing source with respect to any actual or threatened breach, default, (or any accusation of breach or default), termination or repudiation by any party to any Commitment Letters or the Definitive Agreements or any provision thereof or (z) any material dispute or disagreement between or among the Parent Parties, on the one hand, and the Lenders on the other hand, or, to the Knowledge of Parent, among any Lenders to any of the Commitment Letters or the Definitive Agreements with respect to the obligation to fund any of the Financing or the amount of the Financing to be funded at Closing, and (ii) if at any time for any reason any Parent Party believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Letters or the Definitive Agreements; provided, however, that in no event will any Parent Party be under any obligation to disclose any information pursuant to clauses (x) or (z) that is subject to attorney-client or similar privilege if the Parent Parties shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege. In the event that the Parent Parties do not provide access or information in reliance on the preceding sentence, the Parent Parties shall provide notice to the Company that such access or information is being withheld and the Parent Parties shall use their commercially reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable obligation or risk waiver of such privilege. Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing. Notwithstanding the foregoing, but subject to Section 8.5(b), compliance by the Parent Parties with this Section 5.12 shall not relieve any Parent Party of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(f) Prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, use reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with the arrangement of the Debt Financing, which reasonable best efforts shall include:

(i) furnishing Parent as promptly as reasonably practicable with (x) financial information and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent to consummate the Debt Financing as is customary to be included in marketing materials for senior secured or unsecured bridge, term or revolving credit facility indebtedness (including asset backed revolving loan and structured financing receivables) (or any documentation or deliverables in connection therewith) and (y) (A) all information (other than the information specified in clause (y)(B) below), including consolidated financial statements and other financial information of the Company, of the type required by Regulation S-X and Regulation S-K under the Securities Act for an offering of non-convertible debt securities registered with the SEC on Form S-1 (subject to exceptions customary for a private placement of secured or unsecured non-convertible high-yield debt securities pursuant to Rule 144A promulgated under the Securities Act, including any information that would be required by (i) Sections 3-10 and 3-16 of Regulation S-X, (ii) Item 402 of Regulation S-K and (iii) information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A), (B)(i) a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Company as of, and for the twelve-month period ending on, the last day of the most recently completed four-fiscal quarter period ended at least 45 days (or 90 days, in case such four-fiscal quarter period is the end of the Company’s fiscal year) prior to the Closing Date, prepared after giving effect to the Merger and the Financing as if the Merger and the Financing had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income) and as if Regulation S-X under the Securities Act were applicable to such pro forma balance sheet and statement of income, prepared based on a preliminary allocation of purchase price in accordance with ASC 805, “Business Combinations,” and (ii) summary financial data of the type and form customarily included in a preliminary offering memorandum for an offering of secured or unsecured non-convertible high-yield debt securities pursuant to Rule 144A promulgated under the Securities Act, (C) all information and data that would be necessary for the lead arrangers to receive customary (in connection with an offering of secured or unsecured non-convertible high-yield debt securities pursuant to Rule 144A promulgated under the Securities Act) “comfort” letters from the independent accountants of the Company in connection with such an offering and (D) all other information and data necessary for the Parent Parties to satisfy the conditions set forth in paragraphs 5 and 6 of Exhibit H of the Debt Commitment Letter (all such information described in this clause (i)(y), the “Required Information”); provided that with respect to the pro forma and summary financial data described in clauses (y)(B) and (y)(D) above, such pro forma and summary financial data shall not be considered a part of the Required Information unless Parent has provided to the Company reasonably in advance of when the Marketing Period otherwise would begin if the Required Information did not include such pro forma and summary financial data (a) any post-Closing or pro forma cost savings, capitalization and other post-Closing or pro forma adjustments (and the assumptions relating thereto) desired by the Parent to be reflected in such pro forma and summary financial data and (b) any other information that may be reasonably and timely requested by the Company concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma and summary financial data, which assumptions shall be the responsibility of Parent;

(ii) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions, meetings with prospective lenders and sessions with rating agencies in connection with the Debt Financing, and assisting with the preparation of materials for rating agency presentations, road show presentations, offering memoranda, bank information memoranda (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information) and similar documents required in connection with the Debt Financing;

(iii) cooperating reasonably with the Lenders’ due diligence, to the extent customary and reasonable, in connection with the Debt Financing, including (A) promptly after the date hereof, providing one or more third-party diligence service providers reasonable access to the Company and its domestic Subsidiaries, and otherwise reasonably assisting Parent, in connection with receivables audits of the term/commercial receivables, the revolving/consumer receivables of the Company and other receivables and inventory and its domestic Subsidiaries and (B) furnishing Parent and the Lenders reasonably current and readily available data on the credit and other characteristics of such term/commercial receivables, such revolving/consumer receivables and other receivables and inventory;

(iv) using reasonable best efforts to obtain (i) drafts of customary “comfort” letters of independent accountants of the Company (which shall include customary “negative assurance” comfort) prior to the beginning of the Marketing Period (as defined in the Debt Commitment Letter), which such accountants would be prepared to issue at the time of pricing and at closing of any offering or private placement of the Debt Financing (in the form of debt securities) pursuant to Rule 144A under the Securities Act upon completion of customary procedures, (ii) legal opinions, (iii) surveys and (iv) title insurance as reasonably requested by Parent as necessary and customary for financings similar to the Debt Financing (including any offering or private placement of debt securities pursuant to Rule 144A under the Securities Act);

(v) assisting reasonably in the preparation of a customary confidential information memorandum, rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents to be used in connection with the syndication of the Credit Facilities or offering of notes in connection with the Debt Financing, including, in the case of the receivables financings, furnishing for inclusion therein five years of historical performance data in respect of the term/commercial receivables and the revolving/consumer receivables of the Company and its domestic Subsidiaries and current and readily available information on the credit and other characteristics of those receivables;

(vi) reasonably assisting Parent in procuring a public corporate credit rating and a public corporate family rating in respect of the relevant borrower under the Credit Facilities and public ratings for any of the Credit Facilities or notes to be offered in connection with the Debt Financing;

(vii) assisting reasonably in the preparation of one or more credit or other agreements, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Parent and otherwise reasonably facilitating the pledging of collateral;

(viii) executing and delivering any necessary and customary pledge and security documents, guarantees, mortgages, collateral filings, other definitive financing documents (including one or more credit agreements, note purchase agreements, indentures and/or other instruments) in connection with such Debt Financing or other certificates or documents as may reasonably be requested by Parent and reasonably facilitating the taking of all corporation actions by the Company and its Subsidiaries with respect to entering such definitive financing documents and otherwise necessary to permit consummation of the Debt Financing;

(ix) (A) promptly after the date hereof, permitting the prospective lenders involved in the Debt Financing to evaluate the Company’s inventory, current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements (including conducting field exams, the commercial finance examinations and inventory, equipment and real property appraisals) and (B) assisting Parent with the establishment of bank and other accounts and blocked account and control agreements of the Company and one or more of its Subsidiaries in connection with the foregoing, in each case to the extent customary and reasonable;

(x) establishing one or more special purpose vehicles requested by Parent prior to Closing in connection with the receivables financings included in the Debt Financing;

(xi) (A) obtaining a certificate of the chief financial officer of the Company in the form set forth on Annex I to Exhibit H of the Debt Commitment Letter (as in effect on the date hereof) with respect to solvency matters, (B) obtaining customary authorization letters with respect to the bank information memoranda from a senior officer of the Company, (C) delivering any borrowing base certificates requested by Parent a reasonable time prior to Closing pursuant to paragraph 10 of Exhibit H to the Debt Commitment Letter and (D) using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing; and

(xii) at least three (3) Business Days prior to Closing, providing all documentation and other information about the Company that is reasonably requested by the Lenders and the Lenders reasonably determine is required by applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act, to the extent requested by the Parent in writing at least eight (8) Business Days prior to Closing;

provided in each case that none of the Company or its Subsidiaries shall be required to enter into any agreement or deliver any guaranty, mortgage, collateral filing, blocked account control agreement, certificate, document or other instrument (except the authorization letter delivered pursuant to the foregoing clause (xi)), in each case the effectiveness of which is not contingent upon the Closing.

The foregoing notwithstanding, (A) except as otherwise explicitly set forth in the foregoing clause (x), none of the Company, any of its Subsidiaries or any of their respective directors or officers shall be obligated to adopt resolutions or execute consents to approve or authorize the execution of the Debt Financing prior to the Effective Time (except that directors and officers of Subsidiaries of the Company may sign resolutions or consents that do not become effective until the Closing), (B) no obligation of the Company or any of its Subsidiaries or any of their respective Representatives under any certificate, document or instrument executed pursuant to the foregoing (except the authorization letter delivered pursuant to the foregoing clause (xi)) shall be effective until the Closing, and (C) none of the Company, its Subsidiaries or any of their respective

Representatives shall be required to (x) pay any commitment or other similar fee or incur any other cost or expense that is not reimbursed by Parent promptly after written request by the Company or incur any other liability, in each case in connection with the Debt Financing prior to the Closing, (y) take any actions to the extent such actions would unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries, or (z) take any action that would conflict with or violate the Company’s organizational documents, any Laws, the Revolving Credit Facility Debt, the Repayment Debt, the Rollover Debt or the Structured Financing Debt, or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Company Material Contract to which the Company or any of its Subsidiaries is a party. Nothing contained in this Section 5.12(f) or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives for and against any and all Losses actually suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent pursuant to this Section 5.12(f) and any information utilized in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically for use in connection therewith).

(g) If the Company at any time in good faith reasonably believes that it has delivered the Required Information to Parent, it may deliver to Parent a written notice to such effect, in which case the Company shall be deemed to have delivered the Required Information at the time of delivery of such notice, unless Parent shall provide to the Company within five (5) Business Days after the delivery of such notice a written notice that describes with reasonable specificity the information that constitutes Required Information that Parent in good faith reasonably believes the Company has not delivered.

(h) The Company hereby consents to the use of its and its Subsidiaries’ logos solely for the purpose of obtaining the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective intellectual property rights.

(i) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.12 shall require, and in no event shall the reasonable best efforts of any of the Parent Parties be deemed or construed to require, any of the Parent Parties to (i) pay any fees to the Lenders in excess of those contemplated in the Debt Commitment Letter and related fee letters (including the “flex” provisions thereof) as of the date hereof, whether to secure waiver of any conditions contained therein or otherwise, (ii) amend or waive any of the terms or conditions hereof or under any of the Financing Commitments or (iii) consummate the Closing at any time prior to the date determined in accordance with Section 1.2.

Section 5.13 Other Investors. Other than the MD Investors and any other officers or employees of the Company or its Subsidiaries, prior to the Effective Time, none of the Parent Parties shall permit or agree to permit any Person to obtain any equity interests (or rights to obtain any equity interests) in the Parent Parties or any Person of which Merger Sub is a direct or indirect Subsidiary except for (i) investments by (w) the Equity Investors, (x) the MSDC Investor, (y) their existing respective side fund vehicles, in each case controlled by any of them, and (z) their respective special purpose or similar affiliated investment fund vehicles formed by any of them in connection with the transactions contemplated by this Agreement and in each case controlled by any of them, and (ii) minority investments in Parent by (x) Persons who are limited partners of any of the Equity Investors or the MSDC Investor as of the date hereof and beneficially own less than 1% of the Company’s outstanding Shares, (y) with the written consent of the Company, which shall not be unreasonably withheld, Persons who beneficially own no or a de minimis number of Shares, and (z) with the written consent of the Company, other Persons.

Section 5.14 Notification of Certain Matters; Shareholder Litigation. The Company shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement or the Merger, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or the Parent Parties, and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party which relate to the Merger, this Agreement or the transactions contemplated herein (each, a “Transaction Proceeding”). Without limiting the foregoing, the Company shall (a) promptly advise Parent of any actions, suits, claims, investigations or proceedings commenced after the date hereof against the Company or any of its officers or directors (in their capacities as such) by any shareholder of the Company (on their own behalf or on behalf of the Company) relating to this Agreement, the Merger or the other transactions contemplated hereby (each, a “Shareholder Litigation”), (b) keep Parent reasonably informed regarding any such Shareholder Litigation, (c) give Parent the opportunity to participate in such Shareholder Litigation, consult with counsel to the Special Committee and the Company regarding the defense or settlement of any such Shareholder Litigation and consider Parent’s views with respect to such Shareholder Litigation and (d) not settle any such Shareholder Litigation without Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned).

Section 5.15 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.16 Treatment of Indebtedness.

(a) As soon as reasonably practicable after receipt of any written request by Parent to do so (which request shall be provided in no event less than 60 days following the date hereof), the Company shall (i) prepare notices of redemption for all of the Repayment Debt that will be outstanding as of the Closing Date pursuant to the applicable provisions of the indentures (and supplemental indentures thereto) entered into by the Company with respect to the Repayment Debt (collectively, the “Repayment Indentures”), (ii) use its reasonable best efforts to cause each Trustee (as defined in the respective Repayment Indentures) to agree to proceed with the redemption of such Repayment Debt, as applicable, on notice of at least 45 days (or such shorter period as each such Trustee may agree to) before the redemption date, which notice may be subject to the consummation of the Closing, and use reasonable best efforts to cause each Trustee to provide the notice of redemption to the holders of such Repayment Debt following the Closing on the Closing Date, (iii) provide Parent the reasonable opportunity to review and comment on each of the foregoing notices reasonably in advance of their delivery and (iv) use its reasonable best efforts to take all other actions and prepare and deliver all other documents (including any officers certificates and legal opinions) as may be required under the Repayment Indentures to issue an irrevocable notice of redemption following the Closing on the Closing Date for such Repayment Debt (subject to the irrevocable deposit with each Trustee on the Closing Date of funds sufficient to pay in full the outstanding aggregate principal amount of, accrued and unpaid interest through the redemption date on, and applicable premiums related to, such Repayment Debt, as arranged by Parent) providing for the redemption 30 days after the Closing Date of all of the outstanding aggregate principal amount of such Repayment Debt (together with all accrued and unpaid interest and applicable premiums related to such Repayment Debt) pursuant to the requisite provisions of the applicable Repayment Indentures.

(b) On or prior to the second Business Day prior to the Effective Time, the Company shall use its reasonable best efforts to deliver to Parent a copy of a payoff letter (subject to delivery of funds as arranged by the Parent Parties), in customary form, from the Administrative Agent (as defined in the respective Revolving Credit Facilities) under each Revolving Credit Facility. The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to deliver all notices (which notices may be subject to the consummation of the Financing) and to take all other actions to facilitate the termination of commitments under each of the Revolving Credit Facilities, the repayment in full of all Obligations (as defined in such Revolving Credit Facility) then outstanding thereunder (using funds arranged by the Parent Parties) and the release of any liens and termination of all guarantees in connection therewith on the Closing Date (such termination, repayment and release, the “Revolving Credit Facility Termination”); provided that in no event shall this Section 5.16(b) require the Company or any of its Subsidiaries to cause such Revolving Credit Facility Termination unless the Closing shall occur substantially concurrently and the Company or its Subsidiaries have received funds to pay in full all principal, interest, prepayment premiums, penalties, breakage costs, fees or similar obligations related to any Obligations (as defined in such Revolving Credit Facility) under such Revolving Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter).

(c) With respect to the outstanding notes of the Company identified in Section 5.16(c) of the Parent Disclosure Letter that are outstanding as of the Closing Date (collectively, the “Rollover Debt”), the Company shall use its reasonable best efforts to deliver, or cause to be delivered, following the Closing to the applicable trustees under the Rollover Indentures with respect to the Rollover Notes all officers certificates and legal opinions as may be required pursuant to the applicable provisions of the indentures (and supplemental indentures thereto) entered into by the Company with respect to the Rollover Notes (the “Rollover Indentures”) as a result of the consummation of the Merger.

(d) On or prior to the second Business Day prior to the Effective Time, the Company shall deliver (with respect to the JPMorgan and HSBC Structured Financing Debt Facilities), or use its reasonable best efforts to deliver (with respect to the Credit Suisse Structured Financing Debt Facility), to Parent a copy of a termination and consent agreement (subject to delivery of funds as arranged by the Parent Parties), in customary form, from the Administrative Agent (as defined in the respective Structured Financing Debt Facilities) and the lenders or note holders (as applicable) under each Structured Financing Debt Facility (the “Existing Structured Financing Lenders”), which termination and consent letter shall (with customary exceptions) (i) indicate the total amount required to be paid to fully satisfy all principal, interest, breakage costs, fees or similar payment obligations under such Structured Financing Debt Facility (the “Structured Financing Debt Obligations”) as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state the terms and conditions upon which such Structured Financing Debt Facility and the Structured Financing Debt Transaction Documents and related instruments evidencing such Structured Financing Debt Facility shall be terminated and (iii) state the terms and conditions upon which the liens created under the Structured Financing Debt Transaction Documents relating to the assets and properties of the Company or any of its Subsidiaries securing the Structured Financing Debt Obligations thereunder shall be released and terminated. The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to deliver all notices, to obtain all necessary consents and to take all other actions to facilitate the termination of commitments under each of the Structured Financing Debt Facilities, the repayment in full of all principal, interest, breakage costs, fees or similar payment obligations then outstanding thereunder (using funds arranged by the Parent Parties), the release of all liens in connection therewith on the Closing Date, the sale of the relevant receivables to a Subsidiary of the Company, and the termination of all Structured Financing Debt Transaction Documents with respect to such Structured Financing Debt Facility on the Closing Date (such termination, repayment, release and sale, the “Structured Financing Debt Facilities Termination”) (which reasonable best efforts shall include obtaining (or, with respect to the Credit Suisse Structured Financing Debt Facility, using reasonable best efforts to obtain) any such necessary consents from the parties to the Structured Financing Debt Transaction Documents to the Structured Financing Debt Facilities Termination in connection with any Permitted Structured Financing Debt Amendment or any replacement of a Structured Financing Debt Facility otherwise permitted under this Agreement); provided that in no event shall this Section 5.16(d) require the Company or any of its Subsidiaries to cause such Structured Financing Debt Facilities Termination unless the Closing shall occur substantially concurrently and the Company or its Subsidiaries have received funds to pay in full the total amount required to be paid to fully satisfy all principal, interest, breakage costs, fees or similar payment obligations under such Structured Financing Debt Facility as of the anticipated Closing Date (and the daily accrual thereafter) in respect of each Structured Financing Debt Facility.

The foregoing notwithstanding, (A) except with respect to the notice to each Trustee in the foregoing clause (a), no obligation of the Company or any of its Subsidiaries or any of their respective Representatives under any certificate, document or instrument executed pursuant to the foregoing shall be effective until the Closing and (B) none of the Company, its Subsidiaries or any of their respective Representatives shall be required to (x) pay any fee or incur any other cost or expense that is not reimbursed by Parent, promptly after when requested by the Company, or incur any other liability, in each case in connection with this Section 5.16 prior to the Closing, (y) take any actions to the extent such actions would unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries, or (z) take any action that would conflict with or violate the Company’s organizational documents, any Laws, the Revolving Credit Facility Debt, the Repayment Debt, the Rollover Debt or the Structured Financing Debt or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Company Material Contract to which the Company or any of its Subsidiaries is a party. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries or their respective Representatives in connection with this Section 5.16 and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives for and against any and all Losses actually suffered or incurred by them in connection with any action taken by them at the request of Parent pursuant to this Section 5.16 and any information utilized in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically for use in connection therewith).

Section 5.17 Liquidation of Investments; Cash Transfers.

(a) On the 15th Business Day prior to the last day of (i) the Marketing Period, or (ii) such earlier date on which Parent proposes to consummate the Closing in accordance with Section 1.2, Parent shall provide to the Company a notice setting forth Parent’s good faith estimate of the date on which the Closing will occur in accordance with Section 1.2 (the “Estimated Closing Date”), which notice shall set forth Parent’s determination as to whether Parent is aware of any Legal Impediment or Charge and, if so, such notice will describe such Legal Impediment or Charge and shall state whether Parent will terminate the Agreement pursuant to Section 7.1(d)(iii)(B); it being understood and agreed that the failure to so state shall constitute a waiver of its rights to terminate the Merger Agreement pursuant to Section 7.1(d)(iii)(B) as a result of such Legal Impediment or Charge. Parent shall be deemed to have waived its rights to terminate the Merger Agreement pursuant to Section 7.1(d)(iii)(B) as a result of any Legal Impediment or Charge that is not specified on such notice and of which Parent reasonably should have been aware. Upon receipt of such notice, to the extent permitted by Law and subject to the reasonable operational requirements of the Company and its Subsidiaries, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to (x) sell for cash, with effect as of a date reasonably proximate to the Closing Date, marketable securities and cash equivalents held by, or on behalf of or for the benefit of, the Company and/or any of its Subsidiaries (the “Investments Liquidation”), and (y) transfer from Subsidiaries (whether through loans, loan repayments, dividends, distributions or other transfers), prior to the Effective Time, an amount of Available Cash to the Company (the “Cash Transfers”), in as Tax- and cost-efficient method as is reasonably practicable taking into account the working capital requirements of the Company’s Subsidiaries, with a view towards making available at the Effective Time no less than the Target Amount of Cash on Hand, it being understood that nothing in this Section 5.17 shall impose any obligation on the Company to effect any Cash Transfers in excess of $8.1 billion. The Company shall not be required to effect any Cash Transfer that would violate, or subject the Company or any Subsidiary to, any Legal Impediment or Charge. The Company shall, and shall cause its Representatives to, keep Parent and its Representatives reasonably informed regarding the planning and status of the Cash Transfers and to consult with Parent and its Representatives in good faith in advance on the method of completing the Cash Transfers. The Company may, at its discretion, take the actions described in clauses (x) and (y) of the second sentence of this Section 5.17(a) prior to receipt of the notice described in the first sentence hereof.

(b) Without limiting Section 5.17(a), without the prior written approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to, knowingly take any action, or knowingly permit any action to be taken, except in each case in the ordinary course of business, that (i) would reasonably be expected to increase in any material respect the amount of any Taxes, or other costs or expenses, incurred or to be incurred in connection with the Cash Transfers or (ii) restrains, delays or hinders, or would reasonably be expected to restrain, delay or hinder, in any material respect the ability of the Company and its Subsidiaries to effect the Cash Transfers in compliance with Law.

(c) The Company shall certify and provide reasonable supporting evidence of the amount of Cash on Hand as of the close of business on the Cash Delivery Date and the opening of business on the Closing Date and/or any date that the Closing would have been required to occur pursuant to Section 1.2 but for the failure of the condition set forth in Section 6.3(d).

(d) For the purposes of this Section 5.17, “Available Cash” means the cash that (prior to the Cash Transfers, but after giving effect to the Investments Liquidation) is held by one or more Subsidiaries of the Company and that is in excess of the amount reasonably necessary, in the good faith determination of the Company, to be maintained by such Subsidiary as working capital to conduct its operations.

Section 5.18 Works Councils. The Company shall, and shall cause its Subsidiaries to, cooperate, assist and consult with the Parent Parties in relation to ascertaining the extent to which (if any) the provision of information to, and/or consultation with, the Company’s or its Subsidiaries’ employees and their representatives is required in connection with any of this Agreement, the Merger, the Financing or the other transactions contemplated herein, and the Company shall consult with the Parent Parties with respect to information to be provided therewith. This obligation shall include the timely confirmation to the Parent Parties of whether any local or national level collective agreements with trade unions, works councils or other employee representative bodies exist, and the provision to the Parent Parties of copies of any such agreements to the extent that they may impact on any party’s obligations to inform and/or consult with employees or their representatives. Each party shall arrange and facilitate or continue discussions with the Company’s or its Subsidiaries’ employees and/or their representatives in a timely manner to enable the parties to fully comply with their obligations in this regard. Neither the Company nor any of its Subsidiaries shall provide any information to any employee or employee representative (i) pursuant to any obligation it has to provide information to them or consult with them arising out of the Merger or this Agreement or (ii) in connection with the intentions of the Parent Parties regarding the Company and its Subsidiaries, in each case without first consulting with Parent.

Section 5.19 De-Listing. The Company will use its commercially reasonable efforts to cooperate with Parent to cause the shares of Common Stock to be de-listed from the NASDAQ and deregistered under the Exchange Act as soon as practicable following the Effective Time.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the fulfillment (or waiver in writing by Parent and the Company, except with respect to Section 6.1(a), which shall not be waivable) at or prior to the Effective Time of the following conditions:

(a) Company Stockholder Approvals.

(i) The Stockholder Approval shall have been obtained in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.

(ii) The Unaffiliated Stockholder Approval shall have been obtained.

(b) Orders. No injunction or similar order (whether temporary, preliminary or permanent) by a Governmental Entity having jurisdiction over the business of the Company or any of its Subsidiaries (other than a de minimis portion thereof), or with respect to which the failure to abide by such an injunction or similar order prohibiting the consummation of the Merger would potentially result in criminal liability, prohibits the consummation of the transactions contemplated hereby shall have been entered and shall continue to be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity in a jurisdiction in which the business of the Company or any of its Subsidiaries (other than a de minimis portion thereof) is conducted, or with respect to which the failure to abide by a Law prohibiting or making illegal the consummation of the Merger would potentially result in criminal liability, that prohibits or makes illegal the consummation of the Merger.

(c) Regulatory Consents. Any applicable waiting period (and any extensions thereof) shall have expired or been earlier terminated and any required approvals, consents or clearances shall have been obtained relating to the Merger under the HSR Act, the EUMR (if required or if jurisdiction is accepted by the European Commission pursuant to Member State referral or petition of the parties), and those other Regulatory Laws of the jurisdictions set forth on Section 6.1(c) of the Company Disclosure Letter.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger and the other transactions contemplated herein is further subject to the fulfillment (or waiver in writing by the Company) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Parent Parties set forth in Article IV shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of a specified date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions as to materiality contained in such representations and warranties), would not, individually or in the aggregate, impair, prevent or delay in any material respect the ability of any of the Parent Parties to perform its obligations under this Agreement.

(b) Performance of Obligations. The Parent Parties shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c) Officer’s Certificate. Each of the Parent Parties shall have delivered to the Company a certificate, dated as of the Closing Date and signed by an executive officer of each of the Parent Parties, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligations of the Parent Parties to Effect the Merger. The obligations of the Parent Parties to effect the Merger and the other transactions contemplated herein are further subject to the fulfillment (or waiver in writing by Parent) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 3.2(a), 3.2(b), 3.2(g), 3.8(b), 3.20 and 3.22 shall be true and correct (except for such inaccuracies as are de minimis in the case of (x) Sections 3.2(a) and 3.2(b) taken as a whole, (y) Section 3.2(g) and (z) Section 3.20), both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of a specified date, in which case as of such date), (ii) the representations and warranties of the Company set forth in Sections 3.1(b), 3.3(a) and 3.2(h) shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), and (iii) all other representations and warranties of the Company set forth in Article III shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions as to materiality or Company Material Adverse Effect contained in such representations and warranties), individually or in the aggregate, does not constitute a Company Material Adverse Effect.

(b) Performance of Obligations. The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d) No Termination Right. Parent does not have the right to terminate this Agreement under Section 7.1(d)(iii)(C).

Section 6.4 Frustration of Closing Conditions. None of the Company or the Parent Parties may rely as a basis for not consummating the Merger on the failure of any condition set forth in Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time except with respect to Section 7.1(c)(ii) below, whether before or after the adoption of this Agreement by stockholders of the Company and the sole stockholder of Merger Sub:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent if:

(i) the Effective Time shall not have occurred on or before November 5, 2013 (the “Outside Date”); provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have been the primary cause of the failure to consummate the Merger on or before such date;

(ii) any Governmental Entity having jurisdiction over the business of the Company or any of its Subsidiaries (other than a de minimis portion thereof), or with respect to which the failure to abide by any injunction or similar order of a Governmental Entity regarding the consummation of the transactions contemplated hereby would potentially result in criminal liability, shall have issued or entered an injunction or similar order permanently enjoining or otherwise prohibiting the consummation of the Merger and such injunction or order shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used such efforts as may be required by Section 5.7 to prevent oppose and remove such injunction; or

(iii) the Company Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approvals shall not have been obtained;

(c) by the Company, if:

(i) the Parent Parties shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) cannot be cured by the Outside Date or, if curable, is not cured within thirty (30) days following the Company’s delivery of written notice to Parent of such breach (which notice shall specify in reasonable detail the nature of such breach or failure); provided that the Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(ii) at any time prior to the time the Company Stockholder Approvals are obtained, the Company Board shall have authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; provided that substantially concurrently with such termination, the Company enters into such Alternative Acquisition Agreement and pays to Parent (or one or more of its designees) the applicable Company Termination Payment in accordance with Section 7.3; or

(iii) (A) all of the conditions set forth in Sections 6.1 and 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but each of which was at the time of termination capable of being satisfied as if such time were the Closing), (B) the Company has irrevocably notified Parent in writing (x) that all of the conditions set forth in Section 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but each of which was at the time of termination capable of being satisfied or waived at the Closing) or that it is willing to waive any unsatisfied conditions in Section 6.2 for the purpose of consummating the Closing and (y) it is ready, willing and able to consummate the Closing; (C) the Parent Parties fail to complete the Closing within three (3) Business Days following the date the Closing was required by Section 1.2; and (D) the Company stood ready, willing and able to consummate the Closing during such three (3) Business Day period.

(d) by Parent, if:

(i) the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) cannot be cured by the Outside Date or, if curable, is not cured with thirty (30) days following Parent’s delivery of written notice to the Company of such breach (which notice shall specify in reasonable detail the nature of such breach or failure; provided that the Parent Parties are not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement; or

(ii) the Company Board or any committee thereof (including the Special Committee) shall have made a Change of Recommendation, provided that Parent’s right to terminate this Agreement pursuant to this Section 7.1(d)(ii) shall expire at 5:00 p.m. (New York City time) on the 30th calendar day following the date on which such Change of Recommendation occurs; or

(iii) (A) there has been a Change in Law that would be reasonably expected to cause the Rollover Contribution to fail to qualify as an exchange described in Section 351 of the Code or (B) there has occurred a Legal Impediment or Charge or (C) the amount of Cash on Hand is less than the Target Amount as of the beginning of the day on which the Closing would have been required to occur pursuant to Section 1.2 but for the failure of the condition set forth in Section 6.3(d), provided that in the case of the foregoing clause (C), such termination may not occur prior to any date the Closing otherwise would have been required to occur under Section 1.2 and in the case of the foregoing clauses (B) and (C) no later than on the fifth (5th) Business Day after such date the Closing otherwise would have been required to occur under Section 1.2 but for the failure of the condition set forth in Section 6.3(d).

Section 7.2 Manner and Effect of Termination. Any party terminating this Agreement pursuant to Section 7.1 shall give written notice of such termination to the other party in accordance with this Agreement specifying the provision or provisions hereof pursuant to which such termination is being effected. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, the Parent Parties or their respective Subsidiaries or Affiliates, except that (i) the Limited Guarantees, Section 5.2(b), this Section 7.2, Section 7.3, Article VIII and the last sentence of Section 5.12(f) shall survive the termination hereof and (ii) except as otherwise provided in this Section 7.2 and Section 7.3, no party hereto shall be relieved of any liability for any material breach of this Agreement occurring prior to such termination.

Section 7.3 Termination Payments. Any provision in this Agreement to the contrary notwithstanding,

(a) In the event that:

(i) (x) this Agreement is terminated (A) by the Company pursuant to Section 7.1(b)(i) if, at the time of such termination, Parent would have been entitled to terminate this Agreement pursuant to Section 7.1(d)(i) (without taking into account any cure period therein), (B) by the Company or Parent pursuant to Section 7.1(b)(iii) or (C) by Parent pursuant to Section 7.1(d)(i), (y) the Company or any other Person shall have publicly disclosed or announced an Acquisition Proposal on or after the date of this Agreement but prior to the Company Meeting, and (z) within twelve months of such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated (in each case whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (y)); provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii); or

(iii) this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii),

then, the Company shall, (A) in the case of clause (i) above, no later than the earlier of (x) the date the Company enters into a definitive agreement with respect to an Acquisition Proposal or (y) the date on which the Company consummates such Acquisition Proposal, (B) in the case of clause (ii) above, prior to or substantially concurrently with such termination (and any purported termination pursuant to Section 7.1(c)(ii) shall be void and of no force and effect unless and until the Company shall have made such payment), and (C) in the case of clause (iii) above, no later than three (3) Business Days after the date of such termination, pay Parent (or one or more of its designees) the applicable Company Termination Payment, by wire transfer of same day funds to one or more accounts designated by Parent (or one or more of its designees); it being understood that in no event shall the Company be required to pay the Company Termination Payment on more than one occasion. Following receipt by Parent (or one or more of its designees) of the Company Termination Payment in accordance with this Section 7.3, the Company shall have no further liability with respect to this Agreement or the transactions contemplated herein to the Parent Parties, except in the event of a willful and material breach by the Company of Section 5.3.

(b) In the event that this Agreement is terminated by Parent pursuant to (x) Section 7.1(d)(iii)(A) or (B) or (y) Section 7.1(d)(iii)(C) (but only if Cash on Hand would not have been less than the Target Amount but for a Legal Impediment or Charge, assuming all Cash Transfers that could have been made but for such Legal Impediment or Charge were in fact made), then Parent shall pay, or cause to be paid, to the Company an amount equal to $250,000,000 (the “Cash Shortfall Fee”), such payment to be made by wire transfer of immediately available funds within three Business Days following such termination.

(c) In the event that this Agreement is terminated (i) by the Company pursuant to Section 7.1(c)(i) or Section 7.1(c)(iii) or (ii) by the Company or Parent pursuant to Section 7.1(b)(i) if, at the time of or prior to such termination, the Company would have been entitled to terminate this Agreement pursuant to Section 7.1(c)(iii), then Parent shall pay, or cause to be paid, to the Company an amount equal to $750,000,000 (such amount, the “Parent Termination Fee”) to be made by wire transfer of immediately available funds within three Business Days following such termination.

(d) Notwithstanding anything to the contrary in this Agreement, except as provided in the last sentence of this Section 7.3(d), if the Parent Parties fail to effect the Closing when required by Section 1.2 for any or no reason or otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then (i) (x) a decree or order of specific performance or an injunction or injunctions or other equitable relief if and to the extent permitted by Section 8.5, (y) the termination of this Agreement pursuant to Section 7.1(b)(i), Section 7.1(c)(i) or Section 7.1(c)(iii) and receipt of payment of the Parent Termination Fee pursuant to Section 7.3(c) and the Limited Guarantees and (z) Parent’s termination of this Agreement pursuant to Section 7.1(a)(iii) and receipt of payment of the Cash Shortfall Fee (if payable in connection with such termination) pursuant to Section 7.3(b) and the Limited Guarantees, shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of the Company and its Affiliates against any of the Parent Parties, the Guarantors, the Lenders, the Lender Related Parties, the Equity Investors, the MD Investors, the MSDC Investor, the Subordinated Securities Purchaser and any of their respective former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, attorneys or other representatives, or any of their respective successors or assigns or any of the former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, attorneys or other representatives or successors or assignees of any of the foregoing (each a “Specified Person” and together, the “Specified Persons”) for any breach, cost, expense, loss or damage suffered as a result thereof, and (ii) except as provided in the immediately foregoing clause (i) and except for the obligations of Silver Lake Partners III, L.P. under the SLP Confidentiality Agreement and Michael S. Dell under the MSD Confidentiality Agreement, none of the Specified Persons will have any liability or obligation to the Company or any of its Affiliates relating to or arising out of this Agreement, the Equity Financing Commitment, the Rollover Investment, the Subordinated Securities Financing Commitment, the Limited Guarantees (except, for the avoidance of doubt, for the Guarantors’ obligation under their respective Limited Guarantees, subject to the limitations contained therein), the Debt Financing Commitments or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. Without limiting the obligations of the Guarantors under the Limited Guarantees or the right of the parties hereto to seek specific performance of, or of the Parent Parties’ rights under the Equity Financing Commitment Letter, the MD Investors Commitment Letter or the MSDC Financing Commitment Letter if and to the extent permitted thereunder, the Company acknowledges and agrees that none of the Lenders, the Lender Related Parties, the Equity Investors, the MD Investors, the MSDC Investor or the Subordinated Securities Purchaser shall have any liability or obligation to the Company or any of its Affiliates if they breach or fail to perform (whether willfully, intentionally, unintentionally or otherwise) any of their obligations under their respective Financing Commitments. Without limiting clause (ii) above and the immediately preceding sentence, upon payment of either the Parent Termination Fee or the Cash Shortfall Fee, none of the Specified Parties shall have any further liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Limited Guarantees, the

Commitment Letters or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and none of the Specified Parties shall have any further liability to the Company or any of its Affiliates relating to or arising out of this Agreement or the transactions contemplated hereby. The parties acknowledge and agree that in no event will Parent or the Guarantors be required to pay (A) the Cash Shortfall Fee on more than one occasion, or the Parent Termination Fee on more than one occasion or (B) both the Parent Termination Fee and the Cash Shortfall Fee. Notwithstanding anything to the contrary in the foregoing, unless the Parent Termination Fee has been paid, the Parent Parties shall remain liable hereunder and each of the Guarantors shall remain liable under their respective Limited Guarantees for such Guarantor’s portion of any Other Guaranteed Amounts until such time as such Guarantor’s Limited Guarantee terminates in accordance with its terms.

(e) Without limiting or otherwise affecting any way the remedies available to Parent, in the event of termination of this Agreement pursuant to Section 7.1(b)(iii), then the Company shall promptly, but in no event later than three (3) Business Days after such termination, pay Parent (or one or more of its designees) the documented out-of-pocket expenses incurred by the Parent Parties and their respective Affiliates in connection with this Agreement and the Finances and the transactions contemplated hereby and thereby up to a maximum amount of $15,000,000, by wire transfer of same day funds, which amount shall be credited against any Company Termination Payment payable to any Parent Party.

(f) Notwithstanding anything in this Agreement to the contrary, but without limiting the Parent Parties’ rights under Section 8.5, in no event shall the Company have any liability, whether at law or equity, in contract, in tort or otherwise, related to or arising out of this Agreement to any of the Parent Parties or any other Person in excess of $750,000,000, in the aggregate.

(g) The parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated herein shall be paid by the party incurring or required to incur such expenses, except that (x) all expenses incurred in connection with the printing, filing and mailing of the Proxy Statement and the Schedule 13E-3 (including applicable SEC filing fees) shall be borne by the Company, (y) all filing fees paid in respect of any HSR or other regulatory filing shall be borne by Parent and (z) all fees and expenses payable in seeking the Irish Bank Approval shall be borne by the Company.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile, or “.pdf” transmission), each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (electronically or otherwise) to the other parties.

Section 8.4 Governing Law; Jurisdiction.

(a) This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.4, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 8.7.

(b) Notwithstanding the foregoing and without limiting Section 8.4(a), each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Lenders or any Lender Related Party in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or any other letter or agreement related to the Debt Financing or the performance thereof, in any forum other than any State or Federal court sitting in the Borough of Manhattan in the City of New York.

Section 8.5 Remedies; Specific Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages may not be an adequate remedy therefor. It is accordingly agreed that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and/or to enforce specifically the terms and provisions of this Agreement and (ii) an injunction or injunctions restraining such breach or threatened breach.

(b) Notwithstanding anything herein to the contrary, the Company shall be entitled to the granting of a decree or order of specific performance or other equitable relief of Parent’s obligation to cause the full funding of (x) the Equity Financing under the Equity Investors Commitment Letter, (y) the Rollover Investment under the MD Investors Commitment Letter and (z) the MSDC Financing under the MSDC Investor Commitment Letter and to consummate the Merger if and only in the event each of the following conditions has been satisfied: (i) all of the conditions in Sections 6.1 and 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but each of which at such time is capable of being satisfied) have been satisfied or waived, (ii) each of the Debt Financing and the Subordinated Securities Financing, or in each case alternative financing obtained in accordance with Section 5.12, has been funded or will be funded at the Closing if the Equity Financing, Rollover Investment and MSDC Financing are funded at the Closing, (iii) the Marketing Period has ended and Parent and Merger Sub fail to complete the Closing when required pursuant to Section 1.2 and (iv) the Company has irrevocably confirmed in a written notice to Parent, the Lenders and the Subordinated Securities Purchaser that it is ready, willing and able to consummate the Closing and that if decree or order of specific performance or other equitable relief is granted and the Equity Financing, the Rollover Investment, the MSDC Financing, the Debt Financing and the Subordinated Securities Financing are funded, the Closing will occur. For the avoidance of doubt, while the Company may pursue both a grant of a decree or order of specific performance or other equitable relief as and only to the extent expressly permitted by this Section 8.5(b) with respect to the matters identified in clauses (x), (y) and (z) above and to consummate the Merger and the payment of the Cash Shortfall Fee or the Parent Termination Fee (only to the extent expressly permitted by Section 7.3(b) or Section 7.3(c), respectively), under no circumstances shall the Company be permitted or entitled to receive both (A) such grant of a decree or order of specific performance or other equitable relief to cause the funding of the financing described in clauses (x), (y) and (z) above and to consummate the Merger and (B) payment of either the Cash Shortfall Fee or Parent Termination Fee.

(c) Each party further agrees that (i) it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein (including the limitations set forth in Section 8.5(b)) on the basis that any other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other Person shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES TO THE EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY DIRECT OR INDIRECT ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREIN OR THE DEBT FINANCING. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION,

SEEK TO ENFORCE THE FOREGOING WAIVER, (B) MAKES THIS WAIVER VOLUNTARILY, (C) ACKNOWLEDGES THAT EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.6 AND (D) AGREES THAT SUCH WAIVERS AND CERTIFICATIONS SHALL EXTEND TO THE LENDERS AND THE LENDER RELATED PARTIES.

Section 8.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by reliable overnight delivery service (with proof of service), hand delivery or by facsimile addressed as follows:

To the Parent Parties:

Michael S. Dell

c/o Dell Inc.

One Dell Way

Round Rock, TX 78682

Facsimile: (512) 283-1469

and

Silver Lake Partners

2775 Sand Hill Road, Suite 100

Menlo Park, California 94025

Facsimile: (650) 233-8125

Attention:	Karen King

and

Silver Lake Partners

9 West 57th Street, 32nd Floor

New York, NY 10019

Facsimile: (212) 981-3535

Attention:	Andrew J. Schader

with copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Facsimile: (212) 403-2000

Attention:	Steven A. Rosenblum Andrew J. Nussbaum Gordon S. Moodie

and

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

Facsimile: (650) 251-5002

Attention:	Richard Capelouto Chad Skinner

To the Company:

Dell Inc.

One Dell Way, RR1–33

Round Rock, Texas 78682

Facsimile: (512) 283-9501

Attention:	Janet B. Wright

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Facsimile: (212) 909-6836

Attention:	Jeffrey J. Rosen William D. Regner Michael A. Diz

or to such other address as the party to receive such notice as provided above shall specify by written notice so given, and such notice shall be deemed to have been delivered to the receiving party as of the date so delivered upon actual receipt, if delivered personally; upon confirmation of successful transmission if sent by facsimile; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided that the Parent Parties may assign all of their rights, interests or obligations under this Agreement or any related documents to (i) any Lender as collateral security or (ii) any direct or indirect wholly-owned Subsidiary of any Person all of the equity interests of which are owned, directly or indirectly, by the Equity Investors, the MD Investors, the MSDC Investor and any other Person who obtains equity any such equity interests in compliance with Section 5.13, in each case without the consent of the other parties hereto; provided that no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable; provided that the parties intend that the remedies and limitations thereon (including provisions that, subject to the terms and limitations set forth in Section 8.5(b), payment of the Cash Shortfall Fee, the Parent Termination Fee or the Company Termination Fee be the exclusive remedy for the recipient thereof and the limitation on liabilities of the Specified Person) contained in Article VII and Section 8.5 to be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Financing or the Limited Guarantees.

Section 8.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the exhibits, annexes and schedules hereto, the Voting Agreement, the Equity Commitment Letters, the Rollover Contribution Agreements, the Confidentiality Agreement and the MSD Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except for (a) after the Effective Time, the rights of the holders of the Common Stock to receive the Merger Consideration in accordance with the terms and conditions of Article II and, after the Effective Time, the right of the holders of Company Options and Company RSU Awards to receive the amounts set forth in Article II, (b) Sections 8.4 and 8.6 (which shall be for the benefit of, among others, the Lenders and the Lender Related Parties, and the Lenders, among others will have the rights provided for therein), (c) Section 5.10 and 7.3 (which shall be for the benefit of the Persons (including with respect to Section 7.3, the Lenders, the Lender Related Parties and the Specified Persons) set forth therein, and any such Person will have the rights provided for therein) and (d) this Article VIII in respect of the Sections set forth under the foregoing clauses (a), (b) and (c), is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company or the sole stockholder of the Merger Sub, any provision of this Agreement may be amended (by action taken or authorized by their respective boards of directors, in the case of Company and Merger Sub) or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after receipt of the Company Stockholder Approvals or the adoption of this Agreement by the sole stockholder of Merger Sub, if any such amendment or waiver shall by applicable Law require further approval of the stockholders of the Company or the sole stockholder of Merger Sub, as applicable, the effectiveness of such amendment shall be subject to the approval of the stockholders of the Company or the sole stockholder of Merger Sub, as applicable; provided, further that the failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.14 Obligations of Merger Sub. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Merger Sub to take such action.

Section 8.15 Definitions. For purposes of this Agreement, the following terms (as capitalized below) will have the following meanings when used herein:

“2013 Company Incentive Awards” has the meaning set forth in Section 5.6(b).

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 5.3(a).

“Acquisition Proposal” has the meaning set forth in Section 5.3(h).

“Action” has the meaning set forth in Section 5.10(b).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person; provided that (i) none of the Parent Parties or the Equity Investors shall be considered Affiliates of any portfolio company in which the Equity Investors or any of its investment fund Affiliates have made a debt or equity investment (and vice versa), (ii) none of the Parent Parties, the MD Investors or the MSDC Investor shall be considered Affiliates of any portfolio company in which the MSDC Investor or any of its investment fund Affiliates have made a debt or equity investment (and vice versa) and (iii) neither the Company nor any of its Subsidiaries shall be considered an Affiliate of any of the Parent Parties or any of the MD Investors or the MSDC Investor (and vice versa). As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 5.3(c).

“Available Cash” has the meaning set forth in Section 5.17(d).

“Book-Entry Shares” has the meaning set forth in Section 2.2(a).

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York are authorized or required by Law to be closed.

“Bylaws” has the meaning set forth in Section 1.5.

“Cash Delivery Date” means the date that is two (2) Business Days prior to the Estimated Closing Date.

“Cash on Hand” means cash held in one or more bank accounts registered in the name of the Company and available without restriction for the funding of the Merger and the other transactions contemplated by this Agreement to occur at the Closing.

“Cash Shortfall Fee” has the meaning set forth in Section 7.3(b).

“Cash Transfers” has the meaning set forth in Section 5.17(a).

“CBI” has the meaning set forth in Section 5.7(g).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certificates” has the meaning set forth in Section 2.2(a).

“Change in Law” means an applicable change after the date hereof in (i) legislation, (ii) controlling judicial opinion, (iii) regulation having the force of law or (iv) administrative notices or announcements stating an intention to promulgate regulations with an effective date as of the date of such notice or announcement or an earlier date.

“Change of Recommendation” has the meaning set forth in Section 5.3(f).

“Charter” has the meaning set forth in Section 1.5.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in Section 2.2(b)(iii).

“Commercial Paper Debt” means indebtedness of the Company in a principal amount not to exceed $1,800,000,000 in the aggregate at any time outstanding, evidenced by unsecured promissory notes with a maximum maturity of 30 days for any such notes issued and sold after the date hereof; provided that, from and after the date of the Company’s receipt of a written notice from Parent stating that Parent reasonably and in good faith expects that the Effective Time will occur not later than 30 days after the date of such notice, the maximum maturity of any notes issued and sold after receipt of such notice shall be seven days and, in no event, shall any such notes mature on a date occurring after the Effective Time.

“Commitment Letters” has the meaning set forth in Section 4.6(b).

“Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company” has the meaning set forth in the Preamble.

“Company Approvals” has the meaning set forth in Section 3.4(a).

“Company Benefit Plans” has the meaning set forth in Section 3.11(a).

“Company Board” has the meaning set forth in the Recitals.

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Employees” has the meaning set forth in Section 5.6(a).

“Company Foreign Plan” has the meaning set forth in Section 3.11(a).

“Company Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that would, or would reasonably be expected to, (1) have a material adverse effect on the financial condition, business, properties, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole; provided that for purposes of this clause (1), none of the following, and no fact, circumstance, change, event, occurrence or effect to the extent arising out of or relating to the following, shall constitute or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (i) any facts, circumstances, changes, events, occurrences or effects generally affecting (A) any of the industries in which the Company and its Subsidiaries operate or (B) the economy, credit or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates (except, for purposes of this clause (i)(B) only, to the extent that such fact, circumstance, change, event or occurrence adversely affects the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other companies operating in any of the industries in which the Company and its Subsidiaries primarily operate), or (ii) any facts, circumstances, changes, events, occurrences or effects arising out of, resulting from or attributable to (A) changes or prospective changes in Law, applicable regulations of any Governmental Entity, generally accepted accounting principles or accounting standards, or any changes or prospective changes in, or issuance of any administrative or judicial notice, decision or other guidance with respect to, the interpretation or enforcement of any of the foregoing, (B) the negotiation, execution, announcement, pendency or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement (other than compliance with Section 5.1(a)), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation relating to this Agreement, the Merger or the other transactions contemplated by this Agreement or compliance by the Company with the terms of this Agreement, except that this clause (ii)(B) shall not apply in the determination of a breach or violation of the representations and warranties contained in Sections 3.4 and 3.11(e) (C) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (D) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (E) any change or announcement of a potential change in the credit ratings in respect of the Company or any indebtedness of the Company or its Subsidiaries, (F) any change to the extent resulting or arising from the identity of, or any facts or circumstances relating to, the Parent Parties or their respective Affiliates (but excluding Michael S. Dell other than in his capacity as a MD Investor), (G) any decline in the market price, or change in trading volume, of any capital stock of the Company or (H) any failure to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow, cash position or other financial measures; provided that the underlying cause of any decline, change or failure referred to in clause (ii)(E), (ii)(G) or (ii)(H) (if not otherwise falling within any of clause (i) or clauses (ii)(A) through (H) above) may be taken into account in determining whether there is a “Company Material Adverse Effect”; or (2) prevent the ability of the Company to perform its obligations under this Agreement in any material respect.

“Company Material Contracts” has the meaning set forth in Section 3.18(a).

“Company Meeting” has the meaning set forth in Section 5.5.

“Company Option” means an award pursuant to a Company Stock Plan of an option to purchase Shares.

“Company Permits” has the meaning set forth in Section 3.9(b).

“Company Restricted Share” means any outstanding Share awarded pursuant to a Company Stock Plan that is subject to any vesting requirements that remain unsatisfied.

“Company RSU Award” means an award pursuant to a Company Stock Plan of restricted stock units (including performance-based restricted stock units) that corresponds to Shares.

“Company SEC Documents” has the meaning set forth in Section 3.5(a).

“Company Stock Plan” means each of the Dell 2012 Long-Term Incentive Plan, Dell 2002 Long-Term Incentive Plan, Dell 1998 Broad-Based Stock Option Plan, Dell 1994 Incentive Plan, Quest Software, Inc. 2008 Stock Incentive Plan, Quest Software, Inc. 2001 Stock Incentive Plan, Quest Software, Inc. 1999 Stock Incentive Plan, V-Kernel Corporation 2007 Equity Incentive Plan, and Force10 Networks, Inc. 2007 Equity Incentive Plan.

“Company Stockholder Approvals” has the meaning set forth in Section 3.21.

“Company Termination Payment” means (i) if payable in connection with a termination of this Agreement by (x) the Company pursuant to Section 7.1(c)(ii) with respect to the Company entering into an Alternative Acquisition Agreement with a Person or group that is an Excluded Party at the time of such termination or (y) by Parent pursuant to Section 7.1(d)(ii) and the event giving rise to such termination is the submission of an Acquisition Proposal by a Person or group that is an Excluded Party at the time of such termination, then, in either case, $180,000,000, and (ii) if payable in any other circumstance, an amount equal to $450,000,000.

“Contract” has the meaning set forth in Section 3.4(b).

“Credit Facilities” means the senior secured credit facilities contemplated by the Debt Commitment Letter.

“Debt Agreement” has the meaning set forth in Section 3.18(a)(iii).

“Debt Commitment Letter” has the meaning set forth in Section 4.6(a).

“Debt Financing” has the meaning set forth in Section 4.6(a).

“Debt Financing Commitments” has the meaning set forth in Section 4.6(a).

“Definitive Agreements” has the meaning set forth in Section 5.12(a).

“DFS Limited” has the meaning set forth in Section 5.7(g).

“DGCL” has the meaning set forth in the Recitals.

“Divestiture Action” has the meaning set forth in Section 5.7(c).

“Dissenting Shares” has the meaning set forth in Section 2.1(d).

“Effective Time” has the meaning set forth in Section 1.3.

“Environmental Law” has the meaning set forth in Section 3.10(b).

“Equity Financing” has the meaning set forth in Section 4.6(b).

“Equity Financing Commitment” has the meaning set forth in Section 4.6(b).

“Equity Investors” means, collectively, (i) Silver Lake Partners III, L.P., a Delaware limited partnership, and (ii) Silver Lake Partners IV, L.P., a Delaware limited partnership.

“Equity Investors Commitment Letter” has the meaning set forth in the Recitals.

“ERISA” has the meaning set forth in Section 3.11(a).

“EUMR” has the meaning set forth in Section 3.4(a).

“Executive Officer” means a person treated as an “officer” of the Company for purposes of Section 16 of the Exchange Act.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“Excluded Party” has the meaning set forth in Section 5.3(i).

“Excluded Shares” has the meaning set forth in Section 2.1(b).

“Existing Structured Financing Lenders” has the meaning set forth in Section 5.16(d).

“Fee Letter” has the meaning set forth in Section 4.6(b).

“Filed Contracts” means each Contract filed by the Company with the SEC, or incorporated by reference, (a) as a “material contract” pursuant to Item 601(b)(10) of Regulation 8-K in the Company’s Annual Report on Form 10-K for its fiscal year ended February 3, 2012 and in any Quarterly Report on Form 10-Q filed subsequent thereto through the date hereof or (b) as a “definitive material contract” as defined for purposes of, and filed pursuant to, Item 1.01 of Form 8-K of the SEC under the Exchange Act in any Current Report on Form 8-K filed from and after February 4, 2012 and prior to the date hereof.

“Financing” has the meaning set forth in Section 4.6(b).

“Financing Commitments” has the meaning set forth in Section 4.6(b).

“GAAP” means United States generally accepted accounting principles.

“Guarantors” has the meaning set forth in the Recitals.

“Governmental Consents” has the meaning set forth in Section 5.7(a).

“Governmental Entity” means any federal, state, local, municipal, foreign or supranational government, any court, tribunal, administrative agency or commission or other governmental or quasi-governmental or other regulatory authority or agency, including any department, commission, board, instrumentality, political subdivision, bureau or official, whether federal, state, local, municipal, foreign or supranational, any arbitral body or the NASDAQ, or any self regulatory organization.

“Hazardous Substance” has the meaning set forth in Section 3.10(c).

“HSR Act” has the meaning set forth in Section 3.4(a).

“Indebtedness” means (i) indebtedness for borrowed money, whether secured or unsecured, (ii) obligations under conditional or installment sale or other title retention Contracts relating to purchased property, (iii) capitalized lease obligations and (iv) guarantees of any of the foregoing of another Person.

“Indemnified Party” has the meaning set forth in Section 5.10(b).

“Initial Offeror” has the meaning set forth in Section 5.3(k).

“Intellectual Property” has the meaning set forth in Section 3.16(a).

“Interested Party Transaction” has the meaning set forth in Section 3.24.

“Intermediate” has the meaning set forth in the Preamble.

“Investments Liquidation” has the meaning set forth in Section 5.17(a).

“Irish Bank Approval” has the meaning set forth in Section 5.7(g).

“Irish Banking License” has the meaning set forth in Section 5.7(g).

“Irish Banking Regulations” has the meaning set forth in Section 5.7(g).

“Irish Change of Control Approval” has the meaning set forth in Section 5.7(g).

“Knowledge” means (a) with respect to Parent, the actual knowledge of the individuals listed on Section 8.15 of the Parent Disclosure Letter and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 8.15 of the Company Disclosure Letter.

“Law” or “Laws” means all applicable laws (including common law), statutes, constitutions, rules, regulations, codes, judgments, rulings, orders and decrees of any Governmental Entity.

“Legal Impediment or Charge” means any Changes in Law, individually or in the aggregate, that (x) prohibit a portion of the Cash Transfers or (y) result in liabilities of any nature being payable or reasonably expected to be payable by the Company or any of its Subsidiaries as a result of any Cash Transfer or any transaction related thereto, which liabilities and amounts prohibited, individually or in the aggregate, are material relative to the Target Amount.

“Lender Related Party” means the Lenders and any former, current and future Affiliates, officers, directors, managers, employees, shareholders, equityholders, members, managers, partners, agents, representatives, successors or assigns of any of the foregoing or any of the Lenders or any of their Affiliates.

“Lenders” has the meaning set forth in Section 4.6(a).

“Lien” means any mortgage, pledge, title defect, claim, charge, security interest, hypothecation, easement, right-of-way, encumbrance or lien of any kind or nature.

“Limited Guarantees” has the meaning set forth in the Recitals.

“Losses” has the meaning set forth in Section 5.10(b).

“Marketing Period” means the first period of twenty (20) consecutive Business Days commencing after the date hereof and throughout and at the end of which (a) Parent shall have received the Required Information from the Company and (b)(i) the conditions set forth in Sections 6.1 and 6.3 are satisfied (except for Section 6.3(d) and those conditions that by their nature are to be satisfied at the Closing) and (ii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.1 or 6.3 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 consecutive Business Day period; provided that (x) July 5, 2013 shall not be considered a Business Day for purposes of this definition, (y) if the Marketing Period has not been completed on or prior to August 16, 2013, the Marketing Period shall commence no earlier than September 3, 2013 and (z) the Marketing Period shall not be deemed to have commenced if (A) after the date of this Agreement and prior to the completion of the Marketing Period, (I) PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Company SEC Documents, including Company SEC Documents filed after the date hereof, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by PricewaterhouseCoopers LLP or another independent accounting firm reasonably acceptable to Parent, (II) the financial statements included in the Required Information that is available to Parent on the first day of any such 20 consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 20 consecutive Business Day period to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such 20 consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such new 20 consecutive Business Day period or (III) the Company shall have announced any intention to restate any historical financial statements of the Company or other financial information included in the Required Information, or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded no such restatement shall be required, and (B) if the Company shall have been delinquent in filing or furnishing any Company SEC Document, the Marketing Period shall not be deemed to have commenced unless and until, at the earliest, all such delinquencies have been cured.

“MD Investor Group” has the meaning set forth in Section 5.3(i).

“MD Investors” means, collectively, Michael S. Dell, Susan Lieberman Dell Separate Property Trust, Michael S. Dell 2009 Gift Trust and Susan L. Dell 2009 Gift Trust.

“MD Investors Commitment Letter” has the meaning set forth in the Recitals.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“MSD Confidentiality Agreement” has the meaning set forth in Section 5.2(b).

“MSDC Financing” has the meaning set forth in Section 4.6(b).

“MSDC Financing Commitment” has the meaning set forth in Section 4.6(b).

“MSDC Investor” means MSDC Management, L.P., a Delaware limited partnership.

“MSDC Investor Commitment Letter” has the meaning set forth in the Recitals.

“Multiemployer Plan” has the meaning set forth in Section 3.11(a).

“NASDAQ” means the NASDAQ Global Select Market.

“New Plans” has the meaning set forth in Section 5.6(b).

“No-Shop Period Start Date” has the meaning set forth in Section 5.3(a).

“Old Plans” has the meaning set forth in Section 5.6(b).

“Option Consideration” has the meaning set forth in Section 2.3(a).

“Other Guaranteed Amounts” means the reimbursement and indemnification obligations of the Parent Parties pursuant to Sections 5.12, and 8.2 of this Agreement.

“Outside Date” has the meaning set forth in Section 7.1(b)(i).

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 4.3(a).

“Parent Disclosure Letter” has the meaning set forth in Article IV.

“Parent-Related Sections of the Proxy Statement” shall mean those sections of the Proxy Statement that describe (i) the identity or background of the Parent Parties, (ii) the purposes and reasons of the Parent Parties for the Merger and plans and proposals of the Parent Parties with respect to the Company following the Merger, (iii) the position of the Parent Parties regarding the fairness of the Merger, and (iv) the Financing in connection with the Merger.

“Parent Representatives” has the meaning set forth in Section 5.2(a).

“Parent Parties” has the meaning set forth in the Preamble.

“Parent Termination Fee” has the meaning set forth in Section 7.3(c).

“Paying Agent” has the meaning set forth in Section 2.2(a).

“Payoff Amount” has the meaning set forth in Section 5.16(d).

“Permitted Lien” means (A) Lien for Taxes or governmental assessments, charges or claims of payment not yet due and delinquent, the amount or validity of which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (B) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens arising in the ordinary course of business not yet due and delinquent, the amount or validity of which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (C) zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity, (D) exceptions disclosed by any title insurance commitment or title insurance policy for any real property owned or leased by the Company and its Subsidiaries issued by a title company and delivered or otherwise made available to Parent, (E) statutory Liens in favor of lessors arising in connection with any property leased to the Company and its Subsidiaries, (F) any Liens, encroachments, covenants, restrictions, state of facts which an accurate survey or inspection of the real property owned or leased by the Company and its Subsidiaries would disclose and other title imperfections, which, in each case, would not materially interfere with the present or proposed use of the properties or assets of the business of the Company and its Subsidiaries, taken as a whole and (G) Liens that are disclosed on the most recent consolidated balance sheet of the Company or notes thereto (or securing liabilities reflected on such balance sheet).

“Permitted Structured Financing Debt Amendment” means, with respect to any Structured Financing Debt Transaction Document, any amendment that does not (i) limit the ability of the Company or its Subsidiaries to prepay or redeem the Indebtedness related to such Structured Financing Debt Transaction Document, terminate such Structured Financing Debt Transaction Document and transfer any assets of the Company and its Subsidiaries securing such Indebtedness, in each case at the Closing and without requirement to pay any penalty, premium or other payment or obligation (other than repayment of the outstanding principal, accrued and unpaid interest and breakage costs and unpaid fees with respect to such Indebtedness), (ii) increase the interest rate, discount rate or other fees and expenses payable with respect to, or otherwise change the economic terms (in a manner adverse to the Company and its Subsidiaries) of, the Indebtedness related to such Structured Financing Debt Transaction Document, (iii) add new terms and conditions, or remove existing terms and conditions, in such Structured Financing Debt Transaction Document that would reasonably be expected to adversely impact the ability of the Parent Parties to consummate the Debt Financing or (iv) extend the maturity of, or the term of the commitments with respect to, the Indebtedness related to such Agreement unless such extension permits the termination of such Structured Financing Debt Transaction Document, and the prepayment, redemption or other retirement or rollover of the Indebtedness related to such Structured Financing Debt Transaction Document, on the Closing Date in the manner, and on the terms, contemplated by Section 5.16(d).

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, body, group (as such term is used in Section 13 of the Exchange Act) or organization, including, without limitation, a Governmental Entity, and any permitted successors and assigns of such Person.

“Policies” has the meaning set forth in Section 3.23.

“Preferred Stock” has the meaning set forth in Section 3.2(a).

“Property” means land, land improvements, buildings and fixtures (to the extent they constitute real property interests) (including any leasehold interest therein) constituting the principal corporate office, any manufacturing plant or any manufacturing facility and the equipment located thereon.

“Proxy Statement” has the meaning set forth in Section 3.13.

“Recommendation” has the meaning set forth in Section 3.3(b).

“Regulatory Law” has the meaning set forth in Section 5.7(g).

“Repayment Debt” means the Indebtedness of the Company and its Subsidiaries identified in Section 5.16(a) of the Parent Disclosure Letter.

“Repayment Indentures” has the meaning set forth in Section 5.16(a).

“Representatives” has the meaning set forth in Section 5.3(a).

“Required Information” has the meaning set forth in Section 5.12(f)(i).

“Restricted Shares Consideration” has the meaning set forth in Section 2.3(c).

“Revolving Credit Facility Debt” means Indebtedness of the Company or its Subsidiaries in a principal amount not to exceed $2,000,000,000 in the aggregate at any time outstanding incurred or assumed under the senior unsecured revolving credit facilities identified in Section 5.16(d) of the Company Disclosure Schedule (the “Revolving Credit Facilities”).

“Revolving Credit Facility Termination” has the meaning set forth in Section 5.16(b).

“Rollover Contribution” means, collectively, (i) the contribution by certain of the MD Investors of the Rollover Shares and one of the MD Investors of cash to Parent in exchange for common stock of Parent, (ii) the contribution by the Equity Investors of cash to Parent in exchange for common stock of Parent, (iii) the contribution by the MSDC Investor of cash to Parent in exchange for common stock of Parent and (iv) the contribution by the Subordinated Securities Purchaser of cash to Parent in exchange for subordinated notes of Parent and warrants to acquire Parent stock, in each case, to occur immediately prior to the Closing.

“Rollover Debt” has the meaning set forth in Section 5.16(c).

“Rollover Indentures” has the meaning set forth in Section 5.16(c).

“Rollover Investment” has the meaning set forth in Section 4.6(b).

“Rollover Shares” has the meaning set forth in the Recitals.

“RSU Award Consideration” has the meaning set forth in Section 2.3(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Schedule 13E-3” has the meaning set forth in Section 5.4(a).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Purchase Agreement” has the meaning set forth in Section 4.6(a).

“Share” means each share of Common Stock.

“Shareholder Litigation” has the meaning set forth in Section 5.14.

“Significant Subsidiary” shall have the meaning ascribed to it under Rule 1-02 of Regulation S-X of the SEC.

“SLP Confidentiality Agreement” has the meaning set forth in Section 5.2(b).

“Software” means computer programs in object code and source code formats.

“Special Committee” has the meaning set forth in the Recitals.

“Specified Person” has the meaning set forth in Section 7.3(d).

“Stockholder Approval” has the meaning set forth in Section 3.21.

“Structured Financing Debt Facilities” means Indebtedness of the Company or its Subsidiaries in a principal amount not to exceed $1,500,000,000 in the aggregate at any time outstanding incurred with respect to fixed-term lease and loan programs and revolving loan securitization programs and collaterized solely by the financing receivables in such programs, in each case solely to the extent incurred pursuant to, (i) the Structured Financing Debt Transaction Documents or, (ii) if the Company and its Subsidiaries are unable through the exercise of commercially reasonable efforts to obtain an extension of any of such structured financing debt facilities in effect on the date of this Agreement upon the expiration thereof, structured financing debt transaction documents that otherwise (a) satisfy the terms described in the definition of Permitted Structured Financing Debt Amendment (except that such replacement structured financing debt facilities may have market pricing as reasonably determined in the good faith judgment of management of the Company) and (b) permit the Structured Financing Debt Facilities Termination.

“Structured Financing Debt Facilities Termination” has the meaning set forth in Section 5.16(d).

“Structured Financing Debt Obligations” has the meaning set forth in Section 5.16(d).

“Structured Financing Debt Transaction Documents” means the agreements and documents identified in Section 5.16(f) of the Company Disclosure Schedule, as amended after the date hereof by any Permitted Structured Financing Debt Amendment.

“Subordinated Securities Financing” has the meaning set forth in Section 4.6(a).

“Subordinated Securities Financing Commitment” has the meaning set forth in Section 4.6(a).

“Subordinated Securities Purchaser” has the meaning set forth in Section 4.6(a).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are directly or indirectly owned by such Person (either alone or through or together with any other Subsidiary), or (ii) such Person or any Subsidiary of such Person is a general partner (excluding partnerships in which such Person or any Subsidiary of such Person does not have a majority of the voting interests in such partnership). For purposes of this definition, “voting securities” with respect to any Subsidiary means common stock or other securities having the power to vote for the election of directors, managers or other voting members of the governing body of such Subsidiary.

“Superior Proposal” has the meaning set forth in Section 5.3(j).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Target Amount” means $7.4 billion.

“Tax Return” has the meaning set forth in Section 3.14(b).

“Taxes” has the meaning set forth in Section 3.14(b).

“Termination Date” has the meaning set forth in Section 5.1(a).

“Transaction Proceeding” has the meaning set forth in Section 5.14.

“Unaffiliated Stockholders Approval” has the meaning set forth in Section 3.21.

“Voting Agreement” has the meaning set forth in the Recitals.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

DELL INC.

By:	/s/ Brian T. Gladden
Name: Brian T. Gladden
Title: Senior Vice President, Chief Financial Officer

[Signature Page to the Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

DENALI HOLDING INC.

By:	/s/ Egon Durban
Name: Egon Durban
Title: President

DENALI INTERMEDIATE INC.

By:	/s/ Egon Durban
Name: Egon Durban
Title: President

DENALI ACQUIROR INC.

By:	/s/ Egon Durban
Name: Egon Durban
Title: President

[Signature Page to the Agreement and Plan of Merger]